Misys plc
Burleigh House
Chapel Oak
Salford Priors
EVESHAM
WR11 8SP

+44(0)1386 871373
+44(0)1386 871045

MISYS

06016547

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:matt.armitage@misys.co.uk

4 September 2006

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

The enclosed supplemental information in respect of announcements made between 1 August 2006 and 31 August 2006 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Matt Armitage
Secretariat Manager

Enc:

dlw 9/6

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 01/08/2006

RNS Number:0453H
Morgan Stanley Securities Ld(EPT)
01 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	31 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
152,978	2.45	2.41

Total number of securities sold	Highest price paid (Note 3)	Lowest price
24,971	2.42	2.41

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	39,012	2.44
CFD	LONG	2,000	2.42
CFD	LONG	3,450	2.44
CFD	LONG	14,571	2.44
CFD	LONG	48,100	2.44
CFD	LONG	6,169	2.43
CFD	LONG	13,340	2.43
CFD	LONG	6,995	2.43
CFD	LONG	9,781	2.43
CFD	LONG	9,560	2.43
CFD	SHORT	24,971	2.43

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	1 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFLITEILIIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 01/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	31 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
30,629	2.4475 GBP	2.435 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
30,000	2.435 GBP	2.435 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	01 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 01/08/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 26 July 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
26 July 2006	27,768	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,338,870 ordinary shares representing 4.04% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 01/08/2006

RNS Number:0679H
UBS AG
01 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	31 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,453,764	1.69%	117,282	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,453,764	1.69%	117,282	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1400	241.5 pence
SALE	1800	241.5
SALE	5000	241.75
PURCHASE	7859	242.5
PURCHASE	1156	242.75
PURCHASE	2000	242.75
PURCHASE	2000	242.75
PURCHASE	2000	242.75
PURCHASE	2000	242.75
PURCHASE	8900	242.75
PURCHASE	6124	242.75
PURCHASE	1700	243
SALE	848	243
SALE	3849	243
SALE	2588	243
SALE	5000	243
SALE	1000	243
SALE	2000	243
SALE	700	243
SALE	2567	243
SALE	4433	243
PURCHASE	3000	243.25
PURCHASE	4230	243.25
PURCHASE	1805	243.25
SALE	2684	243.25
SALE	2767	243.25
SALE	3978	243.25
SALE	5195	243.25
SALE	1805	243.25
SALE	4000	243.25
SALE	4000	243.25
SALE	2000	243.25
SALE	5000	243.25
SALE	129	243.25
SALE	871	243.25
PURCHASE	3500	243.5
PURCHASE	4130	243.5
PURCHASE	1370	243.5
SALE	1776	243.5
SALE	3688	243.5
SALE	4980	243.5
SALE	2000	243.5
SALE	4112	243.5
SALE	2888	243.5
PURCHASE	5478	243.75
PURCHASE	1560	243.75
PURCHASE	683	243.75
SALE	1769	243.75
SALE	3200	243.75
SALE	2790	243.75
SALE	2400	243.75
SALE	2000	243.75
SALE	2022	243.75
SALE	1400	243.75
SALE	3300	243.75
SALE	3688	243.75
PURCHASE	4230	244
PURCHASE	7433	244
SALE	2536	244
SALE	1967	244
SALE	2274	244
PURCHASE	3500	244.25

SALE	2196	244.25
SALE	1243	244.25
SALE	1871	244.25
SALE	100	244.25
PURCHASE	123	244.5
PURCHASE	877	244.5
PURCHASE	1976	244.5
SALE	1945	244.75
SALE	1243	244.75
SALE	2149	244.75
SALE	3300	244.75
SALE	3688	244.75
SALE	3978	244.75
SALE	1997	244.75
SALE	900	244.75
SALE	3720	244.75

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	NumPurchaseer of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	NumPurchaseer of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	NumPurchaseer of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicaPurchasele) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchaseetween the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchasee stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	01 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone numPurchaseer	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETZFLFBQVBZBBF

REG-Tisbury Capital Limited Rule 8.3 - MISYS
Released: 01/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	31 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	16,704,669	3.34
(3) Options and agreements to purchase/sell		
Total	16,704,669	3.34

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	75,049

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 01/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	31 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,947,749	(3.99%)	1,306,159	(0.26%)
(2) Derivatives (other than options)	1,356,071	(0.27%)	399,570	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,303,820	(4.27%)	1,705,729	(0.34%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,839	2.4375
Sale	1,000	2.4355
Sale	2,000	2.4455
Sale	3,000	2.4330
Sale	770	2.4495

MISYS

Search this site

Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Locations |

REG-Misys: Treasury Stock <MSY.L>
Released: 01/08/2006

Transfer of Shares held in Treasury
Misys plc announces that on 1 August 2006 it transferred to participants in its employee share schemes, 78,087 ordinary shares at prices between 140p and 227p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 52,113,023 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,614,013.
01.08.06
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

END

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 01/08/2006

FOR IMMEDIATE RELEASE
1 AUGUST 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 1 August 2006 it had 499,614,013 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Universities Super Rule 8.3- Misys PLC<MSY.L>
Released: 02/08/2006

RNS Number:1115H
Universities Superannuation Scheme
02 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UNIVERSITIES SUPERANNUATION SCHEME LIMITED
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.01
Date of dealing	1-8-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,962,511	1.59%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,962,511	1.59%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,250,000	£2.44

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	2-8-2006
Contact name	MIRIAMA RUZBACKA
Telephone number	020 7972 5495
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZGGGRGZRGVZM

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 02/08/2006

RNS Number:1131H
Morgan Stanley Securities Ld(EPT)
02 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	1 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
22,325	2.45	2.43

Total number of securities sold	Highest price paid (Note 3)	Lowest price
15,955	2.45	2.43

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	955	2.44
CFD	LONG	11,515	2.44
CFD	SHORT	6,100	2.44

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forn rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	2 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFSITAIFIIR

REG-Cazenove EPT Disclosure<MSY.L>
Released: 02/08/2006

RNS Number:1185H
Cazenove
02 August 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	1st August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
50,000	£2.435p	£2.4325p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
50,000	£2.44p	£2.44p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	2nd August 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKBKDDBKDAFK

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 02/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	01 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
6,000	2.44525 GBP	2.44525 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
5,000	2.45 GBP	2.45 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	02 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 02/08/2006

RNS Number:1465H
State Street Global Advisors
02 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	01/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11104402	2.20522		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	11104402	2.20522	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2193	2.43
BUY	897	2.43

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	02/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUURCRUPQGCP

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 02/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	01 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,907,356	(3.99%)	1,365,927	(0.27%)
(2) Derivatives (other than options)	1,415,839	(0.28%)	415,001	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,323,195	(4.27%)	1,780,928	(0.36%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,832	2.4225
Purchase	1,932	Transfer
Purchase	2,254	Transfer
Purchase	19,988	2.4458
Purchase	16,600	2.4575
Purchase	2,200	2.4504

Purchase	2,001	2.4402
Sale	1,390	2.4517
Sale	1,684	2.4375
Sale	4,557	2.4370
Sale	31,600	2.4360
Sale	48,969	2.4405

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Long	2,001	2.4402
CFD	Long	2,200	2.4503
CFD	Long	16,600	2.4575
CFD	Long	19,988	2.4457
CFD	Short	4,557	2.4370
CFD	Short	31,600	2.4360
CFD	Short	48,969	2.4405

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	02 AUGUST 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 02/08/2006

RNS Number:1471H
UBS AG
02 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	01 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,952,402	1.59%	117,597	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	7,952,402	1.59%	117,597	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	885	243.25 pence
PURCHASE	2105	243.25
PURCHASE	2735	243.25
PURCHASE	3300	243.25
SALE	885	243.25
SALE	4541	243.25
SALE	14	243.25
PURCHASE	2187	243.5
PURCHASE	3060	243.5
SALE	5000	243.5
SALE	5000	243.5
SALE	5000	243.5
SALE	5351	243.5
SALE	2982	243.5
SALE	409	243.5
SALE	520	243.5
PURCHASE	1500	243.75
PURCHASE	2496	243.75
PURCHASE	3300	243.75
SALE	5000	243.75
SALE	843	243.75
SALE	3800	243.75
SALE	5035	243.75
SALE	600	243.75
SALE	5643	243.75
SALE	664	243.75
SALE	2000	243.75
SALE	2233	243.75
SALE	1200	243.75
PURCHASE	566	244
PURCHASE	2510	244
PURCHASE	1334	244
PURCHASE	6586	244
PURCHASE	403	244
PURCHASE	3598	244
PURCHASE	2413	244
PURCHASE	7348	244
PURCHASE	1800	244
PURCHASE	1500	244
PURCHASE	2139	244
PURCHASE	5868	244
PURCHASE	374	244
PURCHASE	8181	244
PURCHASE	1412	244
SALE	4511	244
SALE	403	244
SALE	439	244
SALE	5000	244
SALE	1200	244
SALE	1900	244
SALE	4140	244
SALE	1166	244
SALE	5366	244
SALE	3054	244
PURCHASE	1000	244.25
PURCHASE	698	244.25
PURCHASE	8905	244.25
PURCHASE	7000	244.25
PURCHASE	3297	244.25
PURCHASE	1506	244.25

PURCHASE	5000	244.25
PURCHASE	10	244.25
PURCHASE	2272	244.25
PURCHASE	2000	244.25
SALE	1751	244.25
SALE	864	244.25
SALE	80	244.25
SALE	795	244.25
SALE	2925	244.25
SALE	962	244.25
SALE	4301	244.25
SALE	600	244.25
SALE	55	244.25
SALE	500	244.25
SALE	700	244.25
SALE	3603	244.5
SALE	5000	244.5
SALE	74	244.5
SALE	104	244.5
SALE	2964	244.5
SALE	2902	244.75
SALE	1900	244.75
SALE	2295	244.75
SALE	1239	244.75
SALE	100	244.75
SALE	2888	244.75
SALE	2538	244.75
PURCHASE	4010	245
PURCHASE	2786	245
PURCHASE	3029	245
PURCHASE	4074	245
SALE	5687	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	5000	245
SALE	2152	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	5000	245
SALE	5000	245
SALE	4093	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	5907	245
SALE	10000	245
SALE	10000	245
SALE	10000	245

SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	9313	245
SALE	687	245
SALE	5405	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	10000	245
SALE	3908	245
SALE	3321	245
SALE	2975	245.25
PURCHASE	8940	245.5
SALE	1400	245.5
SALE	3544	245.5
SALE	3051	245.5
SALE	702	245.5
PURCHASE	7519	245.75
PURCHASE	1072	245.75
PURCHASE	7789	246

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	NumPurchaseer of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	NumPurchaseer of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	NumPurchaseer of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicaPurchasele) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchaseetween the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchasee stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	02 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone numPurchaseer	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETZLLFBQVBEBBF

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 02/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	1 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	16,954,669	3.39
(3) Options and agreements to purchase/sell		
Total	16,954,669	3.39

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	250,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	02/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3 - Misys plc<MSY.L>
Released: 02/08/2006

RNS Number:1538H
HBOS PLC
02 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	1 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,124,108	(6.430%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,124,108	(6.430%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	11,776	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	2 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUGWRUPQGAP

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 02/08/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 2 August 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
2 August 2006	5,706	n/a	1,912	£2.4375

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,335,076 ordinary shares representing 4.04% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS PLC
Released: 03/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	02 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	5,679,994 (1.14%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	5,679,994 (1.14%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	311,047	241.30p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 03/08/2006

RNS Number:1930H
Morgan Stanley Securities Ld(EPT)
03 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	2 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
244,981	2.43	2.38

Total number of securities sold	Highest price paid (Note 3)	Lowest price
38,043	2.43	2.38

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	196,100	2.41
CFD	LONG	48,881	2.40
CFD	SHORT	4,547	2.40
CFD	SHORT	22,300	2.40
CFD	SHORT	11,196	2.42

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	3 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFILTIIVIIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 03/08/2006

AMENDMENT

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
73,535	2.35 GBP	2.35 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
75,353	2.3525 GBP	2.35 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 03/08/2006

RNS Number:2102H
State Street Global Advisors
03 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	02/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11096525	2.20365		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	11096525	2.20365	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	7877	2.42

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)
CFD		7877	2.42

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	03/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM	N/A

Name of Offeree/Offeror
With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUPPRUPQGWW

RECEIVED
2006 SEP -5 P 3:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 03/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	2 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,209,669	3.44
(3) Options and agreements to purchase/sell		
Total	17,209,669	3.44

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	255,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 03/08/2006

RNS Number:2243H
UBS AG
03 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	02 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,976,754	1.60%	116,700	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	7,976,754	1.60%	116,700	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	800	238.5 pence
PURCHASE	2775	238.5
PURCHASE	1470	238.5
PURCHASE	12700	238.5
PURCHASE	1324	239
PURCHASE	4669	239
PURCHASE	984	239
PURCHASE	9828	239
SALE	2137	239
SALE	2499	239
SALE	1392	239
SALE	4604	239
PURCHASE	5400	239.25
SALE	4748	239.25
SALE	297	239.25
SALE	3003	239.25
SALE	100	239.25
SALE	2702	239.25
SALE	598	239.25
PURCHASE	5666	239.5
PURCHASE	6571	239.5
SALE	3300	239.5
SALE	1600	239.5
SALE	2225	239.5
SALE	806	239.5
SALE	2329	239.5
SALE	4811	239.5
PURCHASE	2177	240.25
PURCHASE	4100	240.5
PURCHASE	2600	240.5
PURCHASE	3005	240.5
PURCHASE	2303	240.5
PURCHASE	4100	241.25
PURCHASE	2946	241.5
SALE	5624	241.5
PURCHASE	8395	241.75
PURCHASE	1862	241.75
PURCHASE	11296	241.75
SALE	6700	241.75
SALE	1093	241.75
SALE	6700	241.75
SALE	7640	241.75
PURCHASE	3654	242
SALE	1216	242
SALE	5450	242
SALE	1152	242
SALE	3398	242
SALE	1602	242
SALE	10100	242
SALE	8287	242
SALE	1140	242
SALE	2203	242
PURCHASE	1000	242.25
PURCHASE	1830	242.25
PURCHASE	37	242.25
PURCHASE	8320	242.25
PURCHASE	4174	242.25
PURCHASE	2547	242.25
SALE	10000	242.25
PURCHASE	3609	242.5
PURCHASE	3332	242.5
PURCHASE	4100	242.5
PURCHASE	3929	242.5
PURCHASE	1452	243.5
PURCHASE	500	243.5

PURCHASE	1250	243.75

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	NumPurchaseer of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	NumPurchaseer of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicaPurchasele) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number Purchaser	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETEXLFBQVBZBBZ

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 03/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	02 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,610,282	(3.73%)	1,424,796	(0.29%)
(2) Derivatives (other than options)	1,474,708	(0.30%)	397,959	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,084,990	(4.02%)	1,822,755	(0.36%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	297	2.3930
Purchase	18,100	2.4225
Purchase	12	2.4183
Sale	1,100	2.4030
Sale	1,500	2.4205
Sale	500,000	2.4073

Sale	318,563	2.4176
Sale	400,000	2.3951
Sale	17,351	2.3945
Sale	76,969	2.4130

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Long	12	2.4183
CFD	Long	297	2.3929
CFD	Long	18,100	2.4225
CFD	Short	17,351	2.3945
CFD	Short	76,969	2.4129

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 AUGUST 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Gov of Singapore Inv Rule 8.3- Misys PLC<MSY.L>
Released: 04/08/2006

RNS Number:2523H
Gov. of Singapore Investment Corp.
04 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD

Company dealt in

MISYS PLC

Class of relevant security to which the dealings being disclosed relate (Note 2)

ORD 1P

Date of dealing

2 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	5,078,392	1.01		
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	329	GBP2.413
	5295	GBP2.413
	1747	GBP2.413

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 3 AUGUST 2006

Contact name CELINA CHUA/JULIA YAP

Telephone number	(65)68898503/(65)68898877
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEANPLELPKEEE

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 04/08/2006

RNS Number:2646H
Morgan Stanley Securities Ld(EPT)
04 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	3 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
23,500	2.40	2.36

Total number of securities sold	Highest price paid (Note 3)	Lowest price
234,322	2.39	2.36

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	23,500	2.39
CFD	SHORT	33,633	2.39
CFD	SHORT	15,000	2.39
CFD	SHORT	100,000	2.37
CFD	SHORT	56,540	2.38
CFD	SHORT	19,700	2.39
CFD	SHORT	9,449	2.39

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	4 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFIFTDISIIR

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 04/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	03 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,257,778	(3.66%)	1,702,490	(0.34%)
(2) Derivatives (other than options)	1,557,208	(0.31%)	381,355	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	19,814,986	(3.97%)	2,083,845	(0.42%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	453	2.3730
Purchase	1,000	2.3780
Sale	1,400	2.3792
Sale	2,000	2.3911
Sale	250,000	2.4025
Sale	82,500	2.3898

Sale	16,610	2.3895
Sale	1,447	2.3864

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Long	453	2.3729
CFD	Long	1,000	2.3779
CFD	Short	1,447	2.3864
CFD	Short	16,610	2.3895
CFD	Short	82,500	2.3898

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	04 AUGUST 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 04/08/2006

RNS Number:2812H
State Street Global Advisors
04 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	03/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11094035	2.20316		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	11094035	2.20316	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	2490	2.38

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	04/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUWURUPQGAC

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 04/08/2006

RNS Number:2854H
UBS AG
04 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	03 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,973,754	1.60%	123,412	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	7,973,754	1.60%	123,412	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	7258	236.75 pence
SALE	4000	237
SALE	6314	237
PURCHASE	612	237.25
PURCHASE	1597	237.25
SALE	2087	237.5
PURCHASE	2379	237.75
PURCHASE	5125	237.75
SALE	3779	237.75
PURCHASE	4320	238
PURCHASE	4715	238
PURCHASE	5048	238
SALE	7621	238
SALE	5552	238
SALE	5055	238
SALE	4233	238
SALE	982	238
SALE	3675	238
SALE	500	238
PURCHASE	4272	238.25
PURCHASE	1999	238.25
PURCHASE	1210	238.25
PURCHASE	7775	238.25
PURCHASE	3026	238.25
PURCHASE	2000	238.25
PURCHASE	1643	238.25
PURCHASE	3300	238.25
PURCHASE	4225	238.25
PURCHASE	1232	238.25
PURCHASE	771	238.25
PURCHASE	700	238.25
SALE	3662	238.5
SALE	3234	238.5
SALE	3539	238.5
PURCHASE	1774	239
PURCHASE	870	239
SALE	6633	239
SALE	1963	239
PURCHASE	408	239.25
PURCHASE	1092	239.25
PURCHASE	911	239.25
PURCHASE	400	239.25
PURCHASE	2702	239.5
SALE	46	239.5
SALE	5800	239.5
SALE	6700	239.5
SALE	2196	239.5
SALE	1104	239.5
SALE	600	239.5
SALE	3936	239.5
SALE	5241	239.5
PURCHASE	4174	239.75
SALE	8964	239.75
SALE	2759	239.75
SALE	733	239.75
SALE	5745	239.75
PURCHASE	2394	240
PURCHASE	4282	240
PURCHASE	2794	240
PURCHASE	7382	240.25
SALE	604	240.5
SALE	4623	240.5
PURCHASE	10000	241.25

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	NumPurchaseer of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	NumPurchaseer of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicaPurchasele) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	04 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number Purchaser	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETEZLFBQVBXBBQ

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 04/08/2006

Misys Employees' Share Ownership Plan ("the Trust")
Misys plc ("Misys") announces that it received notification on 4 August 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
4 August 2006	10,195	156.09p		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,324,881 ordinary shares representing 4.04% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 07/08/2006

RNS Number:3189H
Morgan Stanley Securities Ld(EPT)
07 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	4 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
97,868	2.39	2.39

Total number of securities sold	Highest price paid (Note 3)	Lowest price
35,311	2.41	2.39

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	95,333	2.39
CFD	LONG	2,535	2.39
CFD	SHORT	19,454	2.39
CFD	SHORT	15,857	2.39

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati
referenced. If none, this should be stated.

Date of disclosure	7 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFIITSIDIIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 07/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	04 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
18,719	2.4 GBP	2.3925 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
19,717	2.3967 GBP	2.39 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 07/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	04 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,272,609	3.66%	1,704,759	0.34%
(2) Derivatives (other than options)	1,555,986	0.31%	398,455	0.08%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,828,595	3.97%	2,103,214	0.42%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,000	2.3955
Purchase	2,132	2.3902
Purchase	4,877	2.3950
Purchase	16,100	2.3949
Purchase	17,300	2.3965
Sale	26,578	2.3950

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	26578	2.395
CFD	Long	1000	2.3954
CFD	Long	2132	2.3902
CFD	Long	8368	2.3932
CFD	Long	16100	2.3948
CFD	Long	17300	2.3965

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	07 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 07/08/2006

RNS Number:3415H
UBS AG
07 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	04 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,981,257	1.60%	116,712	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	7,981,257	1.60%	116,712	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	800	239 pence
PURCHASE	667	239
PURCHASE	667	239
PURCHASE	1267	239
PURCHASE	775	239
PURCHASE	7352	239.25
PURCHASE	4381	239.25
PURCHASE	1049	239.25
PURCHASE	1270	239.25
PURCHASE	3300	239.25
PURCHASE	500	239.25
PURCHASE	1400	239.25
PURCHASE	1000	239.25
PURCHASE	2400	239.25
PURCHASE	1548	239.25
PURCHASE	4167	239.25
PURCHASE	3300	239.25
PURCHASE	900	239.25
SALE	7976	239.25
SALE	170	239.25
SALE	3130	239.25
SALE	3300	239.25
SALE	3300	239.25
SALE	3300	239.25
SALE	3300	239.25
SALE	1518	239.25
SALE	2188	239.25
PURCHASE	1268	239.5
PURCHASE	1426	239.5
PURCHASE	2616	239.5
PURCHASE	4358	239.5
PURCHASE	1666	239.5
PURCHASE	2034	239.5
SALE	6496	239.5
SALE	2300	239.5
PURCHASE	4281	239.75
PURCHASE	2085	239.75
SALE	4651	239.75
PURCHASE	4281	240.25
PURCHASE	1268	240.25
PURCHASE	1900	240.5
PURCHASE	1069	240.5
SALE	9385	241

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(Note 7)

(ii) Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	07 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number Purchaser	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETZDLFBQVBBBBD

REG-Legal&Gen Inv Mgmnt Rule 8.3- Misys<MSY.L>
Released: 07/08/2006

RNS Number:3430H
Legal & General Investment Mgmnt Ld
07 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	04 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,383,735	3.87%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	19,383,735	3.87%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Sale	8,790	GBP 2.3913

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any

derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	07 August 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFFSTLIDIIR

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 07/08/2006

RNS Number:3558H
State Street Global Advisors
07 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	04/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11092011	2.20276		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	11092011	2.20276	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	2024	2.39

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	07/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUPGRUPQGQM

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 08/08/2006

RNS Number:3805H
Morgan Stanley Securities Ld(EPT)
08 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	7 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
309,498	2.40	2.37

Total number of securities sold	Highest price paid (Note 3)	Lowest price
268,404	2.40	2.37

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	300,000	4.56
CFD	LONG	9,498	2.40
CFD	SHORT	9,856	2.38
CFD	SHORT	37,833	2.38
CFD	SHORT	8,000	2.38
CFD	SHORT	31,542	2.38
CFD	SHORT	8,865	2.40
CFD	SHORT	18,364	2.38
CFD	SHORT	17,135	2.38
CFD	SHORT	133,561	2.38
CFD	SHORT	3,248	2.38

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	8 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFLITEITIIR

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 08/08/2006

RNS Number:4083H
UBS AG
08 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	07 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,091,700	1.62%	142,912	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,091,700	1.62%	142,912	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	3124	237.5 pence
PURCHASE	452	237.5
SALE	1006	237.5
PURCHASE	1429	237.75
PURCHASE	4100	237.75
PURCHASE	876	237.75
SALE	876	237.75
SALE	39	237.75
SALE	1121	237.75
SALE	6855	237.75
SALE	5900	237.75
SALE	2300	237.75
SALE	1300	237.75
SALE	2500	237.75
SALE	1356	237.75
PURCHASE	1100	238
PURCHASE	4100	238
PURCHASE	5314	238
PURCHASE	3275	238
PURCHASE	2673	238
SALE	1018	238
SALE	383	238
SALE	667	238
SALE	970	238
SALE	431	238
SALE	6830	238
SALE	2906	238
SALE	2500	238
SALE	3269	238
PURCHASE	10000	238.25
PURCHASE	7098	238.25
PURCHASE	3131	238.25
PURCHASE	1017	238.25
PURCHASE	300	238.25
PURCHASE	4237	238.25
PURCHASE	2737	238.25
PURCHASE	6593	238.25
PURCHASE	1024	238.25
PURCHASE	5930	238.25
SALE	1094	238.25
SALE	1118	238.25
SALE	1763	238.25
SALE	3194	238.25
SALE	131	238.25
SALE	2272	238.25
SALE	1355	238.25
SALE	2500	238.25
SALE	1018	238.25
SALE	1024	238.25
SALE	2500	238.25
SALE	1119	238.5
SALE	2500	238.5
SALE	3506	238.5
SALE	3609	238.5
SALE	375	238.5
SALE	2500	238.5
SALE	2197	238.5
SALE	9827	238.75
SALE	76	238.75
SALE	1900	238.75

SALE	1768	239
SALE	5000	239
SALE	4801	239.25
SALE	1067	239.25
SALE	3006	239.25
SALE	5000	239.25
PURCHASE	7963	239.5
PURCHASE	498	239.5
PURCHASE	1222	239.5
PURCHASE	300	239.5
PURCHASE	3688	239.5
SALE	3643	239.5
SALE	1130	239.5
SALE	330	239.75
SALE	2232	239.75
SALE	1725	239.75
SALE	340	239.75
SALE	77	239.75
SALE	446	239.75
SALE	2373	239.75
SALE	801	239.75
SALE	1531	239.75
SALE	3353	239.75
PURCHASE	1283	240
PURCHASE	723	240
PURCHASE	4677	240
PURCHASE	7688	240
PURCHASE	10000	240
PURCHASE	15000	240
PURCHASE	1010	240
PURCHASE	3829	240
PURCHASE	5191	240
PURCHASE	1475	240
PURCHASE	2430	240
PURCHASE	1469	240
PURCHASE	15000	240
PURCHASE	2947	240
PURCHASE	1500	240
PURCHASE	2313	240
PURCHASE	2222	240
PURCHASE	1853	240
PURCHASE	5780	240
PURCHASE	4857	240
PURCHASE	927	240
PURCHASE	1500	240
PURCHASE	2322	240
PURCHASE	2210	240
PURCHASE	1500	240
PURCHASE	5666	240
PURCHASE	14315	240
PURCHASE	1800	240
PURCHASE	1092	240
PURCHASE	2200	240
PURCHASE	1800	240
PURCHASE	7589	240
PURCHASE	5864	240
SALE	3653	240
SALE	3861	240
SALE	2072	240
SALE	137	240
SALE	1092	240
SALE	727	240

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	08 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number Purchaser	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETEVLFBQVBFBBK

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 08/08/2006

RNS Number:4110H
HBOS PLC
08 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	7 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,119,467	(6.429%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,119,467	(6.429%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri
Sale	4,641	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZGGGRKRLGVZM

REG-Misys: Holding(s) in Company <MSY.L>
Released: 08/08/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    07.08.06

12. Total holding following this notification

    MATERIAL - 22,755,751

    NON-MATERIAL - 52,738,570

    TOTAL -75,494,321

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    15.11%

14. Any additional information

15. Name of contact and telephone number for queries

    MATT ARMITAGE

    01386 872154

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

andrea gray

Date of notification: 08 August 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 07August 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,392,058
UBS Fund Services (Luxembourg) SA	8,817,703
UBS Global Asset Management (Americas) Inc.	413,737
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,460,850
UBS Global Asset Management (France) SA	133,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,956,874
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	451,095
Sub Total	52,738,570
Material Interest	
UBS AG London Branch	18,141,238
UBS AG Switzerland	987,000
UBS Global Asset Management (Life) Ltd	3,627,513
Sub Total	22,755,751
TOTAL	75,494,321

END

REG-Misys: Treasury Stock <MSY.L>
Released: 08/08/2006

Transfer of Shares held in Treasury
Misys plc announces that on 8 August 2006 it transferred to participants in its employee share schemes, 192,510 ordinary shares at prices between 140p and 230.5p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,920,513 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,806,523.
08.08.06
Analyst / Investor Enquiries:

Alex Dee Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam Tel: +44 (0) 20 7368 2305

Mob: +44 (0) 7957 807721

Email: susan.cottam@misys.co.uk

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 08/08/2006

FOR IMMEDIATE RELEASE
8 AUGUST 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 8 August 2006 it had 499,806,523 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Legal&Gen Inv Mgmnt Rule 8.3-Misys Plc<MSY.L>
Released: 09/08/2006

RNS Number:4401H
Legal & General Investment Mgmnt Ld
09 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	08 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,383,735	3.87%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	19,383,735	3.87%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Sale	52,300	GBP 2.3813
Purchase	52,300	GBP 2.3813

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	09 August 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETMGGGRGLFGVZM

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 09/08/2006

RNS Number:4421H
Morgan Stanley Securities Ld(EPT)
09 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	8 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
155,742	2.38	2.37

Total number of securities sold	Highest price paid (Note 3)	Lowest price
67,922	2.40	2.37

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	24,400	2.38
CFD	LONG	125,000	2.37
CFD	LONG	6,342	2.38
CFD	SHORT	44,500	4.58
CFD	SHORT	8,476	2.38
CFD	SHORT	13,000	2.39
CFD	SHORT	1,946	2.38

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	9 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFEITLIAIIR

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 09/08/2006

RNS Number:4421H
Morgan Stanley Securities Ld(EPT)
09 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	8 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
155,742	2.38	2.37

Total number of securities sold	Highest price paid (Note 3)	Lowest price
67,922	2.40	2.37

(b) Derivatives transactions (other than options)

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFEITLIAIIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 09/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	08 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
3,000	2.377 GBP	2.377 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	09 August 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Aviva PLC <AV.L> Rule 8.3- Misys plc<MSY.L>
Released: 09/08/2006

RNS Number:4449H
Aviva PLC
09 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.01
Date of dealing	08 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security c

	Long Number	(%)
(1) Relevant securities	7,829,822	1.567
(2) Derivatives (other than options)	0	C
(3) Options and agreements to purchase/sell	0	C
Total	7,829,822	1.567

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	S N
(1) Relevant securities	0	0%	
(2) Derivatives (other than options)	0	0%	
(3) Options and agreements to purchase/sell	0	0%	
Total	0	0%	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
SALE	128,500	GBP2.388750

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price p

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	09 AUGUST 2006
Contact name	DIANE THIRKETTLE
Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which	N/A

connected

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUBGRUPQGGB

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 09/08/2006

RNS Number:4640H
UBS AG
09 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	08 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,117,658	1.62%	143,212	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,117,658	1.62%	143,212	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	100	237.5 pence
SALE	100	237.5
SALE	2705	237.5
SALE	395	237.5
PURCHASE	4103	237.75
PURCHASE	1003	237.75
PURCHASE	1100	237.75
PURCHASE	1500	237.75
PURCHASE	1200	237.75
PURCHASE	2245	238
PURCHASE	5330	238
PURCHASE	1247	238
PURCHASE	1500	238
PURCHASE	600	238
PURCHASE	1500	238
SALE	6285	238
SALE	816	238
SALE	4000	238
SALE	200	238
SALE	8540	238
PURCHASE	4961	238.25
PURCHASE	1500	238.25
PURCHASE	3000	238.25
SALE	1000	238.5
SALE	2224	238.5
PURCHASE	1939	238.75
SALE	2140	238.75
SALE	5350	238.75
PURCHASE	1955	239
SALE	5015	239
SALE	300	239
SALE	300	239
PURCHASE	1024	239.25
PURCHASE	1500	239.25
PURCHASE	4100	239.25
SALE	4234	240

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	09 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number Purchaser	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETZKLFBQVBXBBB

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 09/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	8 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,244,669	3.45
(3) Options and agreements to purchase/sell		
Total	17,244,669	3.45

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	35,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	09/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Misys: Holding(s) in Company <MSY.L>
Released: 09/08/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    08.08.06

12. Total holding following this notification

    20,006,065 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    4.00%

14. Any additional information

15. Name of contact and telephone number for queries

    MATT ARMITAGE

    01386 872154

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 09 AUGUST 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 09/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	08 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,242,674	3.65%	1,730,414	0.35%
(2) Derivatives (other than options)	1,576,691	0.32%	386,760	0.08%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,819,365	3.97%	2,117,174	0.42%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	2,539	2.3950
Sale	1,000	2.3770
Sale	7,268	2.3895
Sale	22,955	2.3861
Purchase	613	Transfer
Purchase	2,254	Transfer

Purchase	8,627	Transfer
Purchase	19,400	2.3875

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	1000	2.377
CFD	Short	20255	2.386
CFD	Short	2700	2.3866
CFD	Short	7268	2.3895
CFD	Long	9805	2.375
CFD	Long	19400	2.3875

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	09 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 09/08/2006

RNS Number:4759H
State Street Global Advisors
09 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	08/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 84,077 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10995699	2.18363		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10995699	2.18363	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	35546	2.38
SELL	3781	2.38
SELL	44000	2.38

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	09/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM	N/A

Name of Offeree/Offeror
With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETUUUGWRUPQGQB

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 09/08/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 9 August 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
9 August 2006	83,152	n/a	44,480	£2.4375

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,296,404 ordinary shares representing 4.04% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 09/08/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 9 August 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
9 August 2006	33,048	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,263,356 ordinary shares representing 4.03% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 09/08/2006

FOR IMMEDIATE RELEASE
9 AUGUST 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 9August 2006 it had 499,824,856 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number forthese securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk
Mob: +44 (0) 7957 807 721
Email:

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Misys: Treasury Stock <MSY.L>
Released: 09/08/2006

Transfer of Shares held in Treasury
Misys plc announces that on 9 August 2006 it transferred to participants in its employee share schemes, 18,333 ordinary shares at prices between 173.5p and 229.5p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,902,180 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,824,856.
09.08.06
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 10/08/2006

RNS Number:4956H
Morgan Stanley Securities Ld(EPT)
10 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	9 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
4,804	2.37	2.36

Total number of securities sold	Highest price paid (Note 3)	Lowest price
25,900	2.40	2.37

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	4,804	2.37
CFD	SHORT	16,000	2.37
CFD	SHORT	9,900	2.37

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	10 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFSATAIILIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 10/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	09 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
15,000	2.3675 GBP	2.3675 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
12,000	2.3675 GBP	2.3675 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc

Nature of connection (Note 6)   2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 10/08/2006

RNS Number:5180H
UBS AG
10 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	09 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,114,304	1.62%	148,530	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,114,304	1.62%	148,530	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	100	236.75 pence.
SALE	5299	236.75
SALE	6000	236.75
SALE	2900	236.75
PURCHASE	2456	237
SALE	7100	237
SALE	7434	237
SALE	6097	237
SALE	7084	237
SALE	4610	237
PURCHASE	3390	237.25
PURCHASE	2786	237.25
PURCHASE	2782	237.25
PURCHASE	5749	237.25
PURCHASE	2500	237.25
PURCHASE	800	237.25
PURCHASE	5600	237.75
PURCHASE	5600	237.75
PURCHASE	5600	237.75
PURCHASE	6800	238
SALE	555	239
SALE	5756	239.5

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	10 AUGUST 2006
Contact name	ROBIN RAGNUTH
Telephone number Purchaser	020 7567 8289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETBSGDISDBGGLG

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 10/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	9 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,744,669	3.55
(3) Options and agreements to purchase/sell		
Total	17,744,669	3.55

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	Long (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	500,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option | Number of securities | Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) | Details | Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	10/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 10/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	09 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,190,923	3.64%	1,816,176	0.36%
(2) Derivatives (other than options)	1,632,933	0.33%	413,482	0.08%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,823,856	3.97%	2,229,658	0.45%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	965	2.3755
Sale	3,400	2.3696
Sale	20,400	2.3700
Sale	34,578	2.3717
Purchase	644	Transfer
Purchase	2,000	2.3705

Purchase	2,136	2.3652
Purchase	7,200	2.3730
Purchase	17,522	2.3655
Sale	800	2.389
Sale	1,000	2.3661
Sale	1,425	2.3642
Sale	3,685	2.3705
Sale	15,000	2.367

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	3400	2.3696
CFD	Short	20400	2.3700
CFD	Short	34578	2.3717
CFD	Long	2136	2.3652
CFD	Long	17522	2.3654
CFD	Long	2000	2.3704
CFD	Long	7200	2.3729

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	10 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 10/08/2006

RNS Number:5260H
HBOS PLC
10 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	9 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,126,567	(6.428%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,126,567	(6.428%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Purchase	7,100	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	10 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETDGGMRKGZGVZM

REG-Legal&Gen Inv Mgmnt Rule 8.3- Misys Plc<MSY.L>
Released: 11/08/2006

RNS Number:5515H
Legal & General Investment Mgmnt Ld
11 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	10 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,248,721	3.85%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	19,248,721	3.85%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Purchase	4,300	GBP 2.3642

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 August 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUPCRUPQUBG

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 11/08/2006

RNS Number:5530H
Morgan Stanley Securities Ld(EPT)
11 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
635	2.36	2.34

Total number of securities sold	Highest price paid (Note 3)	Lowest price
322,500	2.36	2.34

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	635	2.37
CFD	SHORT	8,000	2.36
CFD	SHORT	300,000	2.36
CFD	SHORT	14,500	2.36

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	11 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFIITVILLIR

REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 11/08/2006

RNS Number:5504H
UBS Global Asset Management (UK)Ltd
11 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARE
Date of dealing	10-AUG-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,067,263.00	7.8161%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,067,263.00	7.8161%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)

SALE	66,073.00	236P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11-AUG-2006
Contact name	PANNA GOHIL
Telephone number	020 7901 5139
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAPPFFSDKEEE

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 11/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	10 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,163,872	3.63%	1,830,809	0.37%
(2) Derivatives (other than options)	1,677,086	0.34%	422,157	0.08%
(3) Options and agreements to purchase/sell	16,500	0.00%	0	0.00%
Total	19,857,458	3.97%	2,252,966	0.45%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	5,712	2.3650
Purchase	7,675	2.3655
Purchase	1,916	2.3959
Purchase	2,537	2.3680
Purchase	10,400	2.3625
Purchase	2,299	2.3959

Sale	500	2.3573
Sale	1,000	2.3578
Sale	1,537	2.3620
Sale	4,800	2.3596
Sale	49,753	2.3550

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	49753	2.3550
CFD	Short	4800	2.3596
CFD	Short	1537	2.3620
CFD	Long	10400	2.3625
CFD	Long	7675	2.3654
CFD	Long	2537	2.3679

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 11/08/2006

RNS Number:5775H
UBS AG
11 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	10 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,098,202	0.42%	146,038	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	2,098,202	0.42%	146,038	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2000	234.75 p
PURCHASE	4704	235.5
PURCHASE	3018	235.5
PURCHASE	3628	235.5
PURCHASE	2980	235.5
PURCHASE	136	235.5
PURCHASE	3806	235.5
PURCHASE	1850	235.75
PURCHASE	8937	235.75
SALE	100	235.75
SALE	2291	235.75
PURCHASE	12707	236
PURCHASE	8000	236
PURCHASE	4100	236
PURCHASE	4273	236
PURCHASE	3078	236
PURCHASE	1200	236
PURCHASE	1069	236
PURCHASE	1091	236
SALE	12664	236
SALE	200	236
SALE	5000	236
PURCHASE	4100	236.25
SALE	2200	236.25
SALE	4769	236.25
SALE	5000	236.25
SALE	4239	236.25
SALE	1963	236.25
SALE	2219	236.25
SALE	2219	236.25
SALE	7533	236.25
PURCHASE	1403	236.5
PURCHASE	935	236.5
PURCHASE	2158	236.5
PURCHASE	1200	236.5
SALE	6213	236.5
SALE	1287	236.5
SALE	1100	236.5
SALE	2227	236.5
SALE	1026	236.75
SALE	1810	236.75
SALE	4704	236.75
SALE	3068	236.75
SALE	150	236.75
SALE	100	236.75
SALE	200	236.75
SALE	1787	236.75

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call	Writing, selling, purchasing,	Number Purchaser of	Exercise price	Type, e.g. American, European	Expiry date	Option money paid/ received

option	varying etc.	securities to which the option relates (Note 7)	etc.	per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number securities	Purchaser of	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	11 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number Purchaser	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETZFLFFQVBEBBK

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 11/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	10 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,745,169	3.55
(3) Options and agreements to purchase/sell		
Total	17,745,169	3.55

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	500

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Misys: Holding(s) in Company <MSY.L>
Released: 11/08/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    10.08.06

12. Total holding following this notification

    MATERIAL - 22,643,102

    NON-MATERIAL - 48,942,013

    TOTAL -71,585,115

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    14.31%

14. Any additional information

15. Name of contact and telephone number for queries

    MATT ARMITAGE

    01386 872154

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

andrea gray

Date of notification: 11 August 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 08August 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,392,058
UBS Fund Services (Luxembourg) SA	5,021,146
UBS Global Asset Management (Americas) Inc.	413,737
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,460,850
UBS Global Asset Management (France) SA	133,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,956,874
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	451,095
Sub Total	48,942,013
Material Interest	
UBS AG London Branch	19,015,589
UBS Global Asset Management (Life) Ltd	3,627,513
Sub Total	22,643,102
TOTAL	71,585,115

END

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 11/08/2006

RNS Number:5909H
State Street Global Advisors
11 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	10/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11039775	2.19238		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	11039775	2.19238	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	44076	2.36

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	11/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A

If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUURCRUPQGQG

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 14/08/2006

RNS Number:6069H
Morgan Stanley Securities Ld(EPT)
14 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
0	N/A	N/A

Total number of securities sold	Highest price paid (Note 3)	Lowest price
1,281,514	2.40	2.35

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	21,000	2.39
CFD	SHORT	2,454	2.40

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	14 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFEATLISLIR

REG-Legal&Gen Inv Mgmnt Rule 8.3-Misys Plc<MSY.L>
Released: 14/08/2006

RNS Number:6101H
Legal & General Investment Mgmnt Ld
14 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management Ltd.
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	11 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,248,721	3.85%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	19,248,721	3.85%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Purchase	4,500	GBP 2.3975
Sale	4,500	GBP 2.3975

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 August 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFGGMRGDZGVZM

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 14/08/2006

RNS Number:6249H
Cheyne Capital Management Limited
14 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Cheyne Capital Management Limited
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	11 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	10,140,000	2.03%		
(3) Options and agreements to purchase/sell				
Total	10,140,000	2.03%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	1,500,000	239.36p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 14 August 2006

Contact name Simon James

Telephone number 020 7031 7560

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUPPRUPQGPC

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 14/08/2006

RNS Number:6268H
State Street Global Advisors
14 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	11/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11012488	2.18697		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	11012488	2.18697	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	27287	2.37

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	14/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUCURUPQGWC

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 14/08/2006

RNS Number:6296H
HBOS PLC
14 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	11 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,126,043	(6.427%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,126,043	(6.427%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	525	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	14 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGGGMRDDGGVZM

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 14/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	11 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,187,508	3.64%	1,804,625	0.36%
(2) Derivatives (other than options)	1,712,895	0.34%	452,732	0.09%
(3) Options and agreements to purchase/sell	16,500	0.00%	0	0.00%
Total	19,916,903	3.98%	2,257,357	0.45%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	100,000	2.3561
Purchase	5,918	2.3975
Purchase	37,442	2.3899
Purchase	5,712	Transfer
Sale	35,813	Transfer
Sale	2,182	2.3880

Sale	4,000	2.4002
Sale	7,134	2.3975
Sale	73,251	2.3896
Sale	3,056	2.3970

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	2182	2.3880
CFD	Short	73251	2.3896
CFD	Short	3056	2.3970
CFD	Long	35813	2.3876
CFD	Long	37442	2.3898

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 14/08/2006

RNS Number:6313H
UBS AG
14 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	11 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,000,587	1.60%	144,738	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,000,587	1.60%	144,738	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	136	237.5 pence
PURCHASE	1930	237.5
PURCHASE	4876	237.5
PURCHASE	4000	237.75
PURCHASE	3400	238.25
SALE	4700	238.5
SALE	5967	238.5
SALE	7763	238.5
SALE	2107	238.5
SALE	1152	238.5
SALE	2500	238.5
SALE	500	238.5
SALE	4478	238.5
PURCHASE	6800	238.75
PURCHASE	4469	238.75
PURCHASE	4982	238.75
SALE	8384	238.75
SALE	1714	238.75
SALE	2500	238.75
SALE	1236	238.75
SALE	4415	238.75
SALE	5889	238.75
SALE	1227	238.75
SALE	867	238.75
SALE	3999	238.75
PURCHASE	800	239
PURCHASE	2094	239
PURCHASE	572	239
PURCHASE	4100	239
PURCHASE	2500	239
PURCHASE	3561	239
PURCHASE	1200	239
PURCHASE	474	239
PURCHASE	4426	239
PURCHASE	4176	239
SALE	800	239
SALE	200	239
SALE	4667	239
PURCHASE	3100	239.25
PURCHASE	9427	239.25
PURCHASE	9000	239.25
PURCHASE	3300	239.5
SALE	200	239.5
PURCHASE	4886	239.75
PURCHASE	4664	239.75
PURCHASE	6309	239.75
SALE	2400	239.75
SALE	2121	239.75
SALE	4936	239.75
SALE	4000	239.75
SALE	800	239.75
PURCHASE	923	240
PURCHASE	4163	240
PURCHASE	618	240
PURCHASE	6812	240
SALE	3667	240
SALE	41	240
SALE	4423	240
PURCHASE	5914	240.25

SALE	1491	240.25
SALE	6212	240.25
SALE	57	240.25
SALE	3464	240.5
SALE	6896	240.5
SALE	6518	241

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 14 AUGUST 2006

Contact name	JOSEPH EVANS
Telephone number Purchaser	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETBSGDILDBGGLS

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 14/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	11 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,995,169	3.60
(3) Options and agreements to purchase/sell		
Total	17,995,169	3.60

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	250,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 15/08/2006

RNS Number:6706H
Morgan Stanley Securities Ld(EPT)
15 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
681,685	2.41	2.38

Total number of securities sold	Highest price paid (Note 3)	Lowest price
116,670	2.40	2.39

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	10,917	2.37
CFD	LONG	6,500	2.4C
CFD	LONG	8,800	2.4C
CFD	LONG	14,600	2.4C
CFD	LONG	17,400	2.4C
CFD	LONG	8,700	2.4C
CFD	LONG	35,000	2.4C
CFD	LONG	5,600	2.4C
CFD	LONG	3,100	2.4C
CFD	LONG	9,437	2.4C
CFD	SHORT	1,910	2.39
CFD	SHORT	19,000	2.4C

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	15 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVITEIELIR

REG-Misys: Holding(s) in Company <MSY.L>
Released: 15/08/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    14.08.06

12. Total holding following this notification

    MATERIAL - 24,246,604

    NON-MATERIAL - 54,185,290

    TOTAL -78,431,894

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    15.69%

14. Any additional information

15. Name of contact and telephone number for queries

    MATT ARMITAGE

    01386 872154

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

MATT ARMITAGE

Date of notification: 15 August 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 14August 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,691,746
UBS Fund Services (Luxembourg) SA	10,051,469
UBS Global Asset Management (Americas) Inc.	413,737
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,458,250
UBS Global Asset Management (France) SA	133,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,872,740
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	451,095
Sub Total	54,185,290
Material Interest	
UBS AG London Branch	19,327,599
UBS Global Asset Management (Life) Ltd	3,627,513
UBS AG (Switzerland)	1,291,492
Sub Total	24,246,604
TOTAL	78,431,894

END

REG-Morgan Stanley Secs. EPT Disclosure - amendment<MSY.L>
Released: 15/08/2006

RNS Number:6728H
Morgan Stanley Securities Ld(EPT)
15 August 2006

AMENDMENT TO ANNOUNCEMENT 6069H RELEASED AT 9:51 ON 14 AUGUST 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
247,156	2.39	2.35

Total number of securities sold	Highest price paid (Note 3)	Lowest price
1,528,670	2.40	2.35

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	21,000	2.39
CFD	SHORT	2,454	2.40

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	15 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMBBGDISBBGGLU

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 15/08/2006

RNS Number:6737H
UBS AG
15 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	14 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,023,142	1.61%	167,700	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,023,142	1.61%	167,700	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	5036	239 pence
PURCHASE	438	239
PURCHASE	4416	239
PURCHASE	3640	239
PURCHASE	1300	239
SALE	996	239
SALE	1300	239
SALE	4100	239
SALE	2900	239
SALE	692	239
SALE	3171	239
PURCHASE	1400	239.25
SALE	1046	239.25
SALE	5530	239.25
SALE	2819	239.25
SALE	1060	239.25
SALE	1044	239.25
SALE	1090	239.25
SALE	344	239.25
SALE	416	239.25
SALE	4081	239.25
SALE	15000	239.25
SALE	3047	239.25
SALE	8078	239.25
SALE	52	239.25
SALE	5686	239.25
SALE	1687	239.25
SALE	255	239.25
SALE	15000	239.25
SALE	2687	239.25
SALE	1873	239.25
SALE	5352	239.25
SALE	7772	239.25
SALE	3164	239.25
PURCHASE	7383	239.5
PURCHASE	1200	239.5
SALE	10406	239.5
SALE	677	239.5
SALE	3133	239.5
SALE	424	239.5
SALE	1025	239.5
SALE	1161	239.5
SALE	921	239.5
SALE	118	239.5
SALE	601	239.5
SALE	1550	239.5
SALE	2744	239.5
SALE	2036	239.5
SALE	279	239.5
SALE	732	239.5
SALE	2900	239.5
SALE	3145	239.5
SALE	4183	239.5
SALE	240	239.5
SALE	3569	239.5
PURCHASE	9811	239.75
SALE	796	239.75
SALE	929	239.75
SALE	31	239.75
SALE	1461	239.75

SALE	50	239.75
SALE	1771	239.75
SALE	885	239.75
SALE	132	239.75
SALE	600	239.75
SALE	86	239.75
SALE	1615	239.75
PURCHASE	2125	240
SALE	664	240
SALE	1600	240

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii)Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15 AUGUST 2006
Contact name	ROBIN RAGNUTH
Telephone number Purchaser	020 7567 8289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETBBGDIGXBGGLU

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 15/08/2006

RNS Number:6737H
UBS AG
15 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	14 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,023,142	1.61%	167,700	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,023,142	1.61%	167,700	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	5036	239 pence
PURCHASE	438	239
PURCHASE	4416	239
PURCHASE	3640	239
PURCHASE	1300	239
SALE	996	239
SALE	1300	239
SALE	4100	239
SALE	2900	239
SALE	692	239
SALE	3171	239
PURCHASE	1400	239.25
SALE	1046	239.25
SALE	5530	239.25
SALE	2819	239.25
SALE	1060	239.25
SALE	1044	239.25
SALE	1090	239.25
SALE	344	239.25
SALE	416	239.25
SALE	4081	239.25
SALE	15000	239.25
SALE	3047	239.25
SALE	8078	239.25
SALE	52	239.25
SALE	5686	239.25
SALE	1687	239.25
SALE	255	239.25
SALE	15000	239.25
SALE	2687	239.25
SALE	1873	239.25
SALE	5352	239.25
SALE	7772	239.25
SALE	3164	239.25
PURCHASE	7383	239.5
PURCHASE	1200	239.5
SALE	10406	239.5
SALE	677	239.5
SALE	3133	239.5
SALE	424	239.5
SALE	1025	239.5
SALE	1161	239.5
SALE	921	239.5
SALE	118	239.5
SALE	601	239.5
SALE	1550	239.5
SALE	2744	239.5
SALE	2036	239.5
SALE	279	239.5
SALE	732	239.5
SALE	2900	239.5
SALE	3145	239.5
SALE	4183	239.5
SALE	240	239.5
SALE	3569	239.5
PURCHASE	9811	239.75
SALE	796	239.75
SALE	929	239.75
SALE	31	239.75
SALE	1461	239.75

SALE	50	239.75
SALE	1771	239.75
SALE	885	239.75
SALE	132	239.75
SALE	600	239.75
SALE	86	239.75
SALE	1615	239.75
PURCHASE	2125	240
SALE	664	240
SALE	1600	240

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii)Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15 AUGUST 2006
Contact name	ROBIN RAGNUTH
Telephone number Purchaser	020 7567 8289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETBBGDIGXBGGLU

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 15/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	14 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,100,046	3.62%	1,805,769	0.36%
(2) Derivatives (other than options)	1,712,895	0.34%	488,438	0.10%
(3) Options and agreements to purchase/sell	5,500	0.00%	0	0.00%
Total	19,818,441	3.97%	2,294,207	0.46%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	3,068	Transfer
Sale	1,300	2.3955
Sale	11,350	2.3945
Sale	2,000	2.3925
Sale	3,000	2.3925
Sale	1,750	2.3980

Sale	2,500	2.3930
Sale	5,500	2.3925
Sale	1,144	Transfer
Sale	4,500	2.3927
Sale	2,250	2.3930
Sale	500	2.3930
Sale	1,750	2.3925
Sale	45,000	2.3925
Sale	1,850	2.3930

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	11350	2.3945
CFD	Long	47056	2.4001

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 15/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	14 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	18,245,169	3.65
(3) Options and agreements to purchase/sell		
Total	18,245,169	3.65

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	250,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) *Other dealings (including new securities)* (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 16/08/2006

RNS Number:7264H
Morgan Stanley Securities Ld(EPT)
16 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
307,021	2.41	2.40

Total number of securities sold	Highest price paid (Note 3)	Lowest price
284,408	2.41	2.38

(b) Derivatives transactions (other than options)

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFEITEIRLIR

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 16/08/2006

RNS Number:7287H
UBS AG
16 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	15 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,009,729	1.60%	188,850	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,009,729	1.60%	188,850	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

SALE	4100	240.75
SALE	2986	240.75
SALE	685	240.75
SALE	815	240.75
SALE	898	240.75
SALE	98	240.75
PURCHASE	129	241
PURCHASE	600	241
PURCHASE	100	241
PURCHASE	210	241
PURCHASE	3702	241.25
SALE	1640	241.25
SALE	4547	241.5
SALE	820	241.5

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the

REG-Cazenove EPT Disclosure<MSY.L>
Released: 16/08/2006

RNS Number:7293H
Cazenove
16 August 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	15th August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
146,105	£2.39p	£2.39p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
146,105	£2.39p	£2.39p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKAKDDBKDCFD

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 16/08/2006

RNS Number:7415H
State Street Global Advisors
16 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	15/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11012488	2.18697		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	11012488	2.18697	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

```
   With Which Connected
If Connected EFM            N/A
   State Nature of
   Connection (Note 10)
```

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUMURUPQGWQ

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 16/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	15 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,184,468	3.64%	1,734,961	0.35%
(2) Derivatives (other than options)	1,630,176	0.33%	651,175	0.13%
(3) Options and agreements to purchase/sell	16,500	0.00%	0	0.00%
Total	19,831,144	3.97%	2,386,136	0.48%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	77,800	2.4063
Purchase	4,000	2.4042
Purchase	5,297	Transfer
Purchase	14,450	2.4005
Sale	3,432	2.3998
Sale	2,500	2.3880

RECEIVED
2006 SEP -6 P 3:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 16/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	15 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	18,381,958	3.68
(3) Options and agreements to purchase/sell		
Total	18,381,958	3.68

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	136,789

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 16/08/2006

RNS Number:7548H
Cheyne Capital Management Limited
16 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CHEYNE CAPITAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	15 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	11,640,000	2.33%		
(3) Options and agreements to purchase/sell				
Total	11,640,000	2.33%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)

END

RETGUUUWRUPQGQQ

REG-Misys: Treasury Stock <MSY.L>
Released: 16/08/2006

Transfer of Shares held in Treasury
Misys plc announces that on 16 August 2006 it transferred to participants in its employee share schemes, 78,733 ordinary shares at prices between 140p and 205p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,823,447 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,903,589.
16.08.06

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 16/08/2006

FOR IMMEDIATE RELEASE
16 AUGUST 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 16August 2006 it had 499,903,589 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number forthese securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk
Mob: +44 (0) 7957 807 721
Email:

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 16/08/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 16 August 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
16 August 2006	26,996	n/a	4,376	£2.40

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,419,932 ordinary shares representing 4.06% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 16/08/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 16 August 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
16 August 2006	10,425	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,409,507 ordinary shares representing 4.06% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-Cazenove EPT Disclosure<MSY.L>
Released: 17/08/2006

RNS Number:7781H
Cazenove
17 August 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	16th August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
100,195	£2.4275p	£2.4175p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
100,195	£2.4275p	£2.42p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKOKNKBKDQFD

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 17/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
5,708	2.4175 GBP	2.4175 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17 August 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 17/08/2006

RNS Number:7817H
Morgan Stanley Securities Ld(EPT)
17 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
594,005	2.43	2.41

Total number of securities sold	Highest price paid (Note 3)	Lowest price
31,305	2.43	2.41

(b) Derivatives transactions (other than options)

END

EMMILFFLTVIDLIR

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 17/08/2006

RNS Number:7821H
UBS AG
17 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	16 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,010,651	1.60%	188,850	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,010,651	1.60%	188,850	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

SALE	3688	242.75
SALE	1978	242.75
SALE	700	242.75
PURCHASE	1600	243
PURCHASE	1019	243
PURCHASE	6326	243

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9) NO

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 17/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	16 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,144,344	3.63%	1,770,769	0.35%
(2) Derivatives (other than options)	1,646,575	0.33%	746,036	0.15%
(3) Options and agreements to purchase/sell	16,500	0.00%	0	0.00%
Total	19,807,419	3.96%	2,516,805	0.50%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,288	Transfer
Purchase	15,966	2.4280
Purchase	5,297	Transfer
Purchase	5,001	2.4300
Purchase	146,700	2.4263
Sale	4,000	2.4200

REG-Aviva PLC <AV.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 17/08/2006

RNS Number:7929H
Aviva PLC
17 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.01
Date of dealing	16 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security c

	Long Number	(%)
(1) Relevant securities	7,831,912	1.567
(2) Derivatives (other than options)	0	C
(3) Options and agreements to purchase/sell	0	C
Total	7,831,912	1.567

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	S N
(1) Relevant securities	0	0%	
(2) Derivatives (other than options)	0	0%	
(3) Options and agreements to purchase/sell	0	0%	
Total	0	0%	

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	17 AUGUST 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUGURUPQGWM

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 17/08/2006

RNS Number:7951H
State Street Global Advisors
17 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	16/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10989042	2.18231		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10989042	2.18231	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUBGRUPQGWM

REG-Misys: Treasury Stock <MSY.L>
Released: 17/08/2006

Transfer of Shares held in Treasury
Misys plc announces that on 17 August 2006 it transferred to participants in its employee share schemes, 58,333 ordinary shares at prices between 178p and 205p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,765,114 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,961,922.
17.08.06
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 17/08/2006

FOR IMMEDIATE RELEASE
17 AUGUST 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 17 August 2006 it had 499,961,922 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk
Mob: +44 (0) 7957 807 721
Email:
About Misys plc
Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 18/08/2006

RNS Number:8331H
Morgan Stanley Securities Ld(EPT)
18 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
338,232	2.46	2.45

Total number of securities sold	Highest price paid (Note 3)	Lowest price
15,000	2.46	2.45

(b) Derivatives transactions (other than options)

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFSITTITLIR

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 18/08/2006

RNS Number:8423H
HBOS PLC
18 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	17 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,386,054	(6.478%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,386,054	(6.478%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	18 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETDGGMRMRLGVZM

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 18/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
30,420	2.4625 GBP	2.4525 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
30,000	2.4625 GBP	2.455 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc

REG-UBS Global Asset Man Rule 8.3- Misys Plc<MSY.L>
Released: 18/08/2006

RNS Number:8404H
UBS Global Asset Management (UK)Ltd
18 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARE
Date of dealing	7 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	39,124,289.00	7.8263%	.00	.0000%
(2) Derivatives (other than options)		0%		0%
(3) Options and agreements to purchase/sell		0%		0%
Total	39,124,289.00	7.8263%	.00	.0000%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities		0%		0%

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE
....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18 AUGUST 2006
Contact name	PANNA GOHIL
Telephone number	020 7901 5139
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAFPPFLLKEFE

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 18/08/2006

RNS Number:8543H
Cheyne Capital Management Limited
18 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CHEYNE CAPITAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	17 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	12,390,000	2.48%		
(3) Options and agreements to purchase/sell				
Total	12,390,000	2.48%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 16/08/2006

RNS Number:7287H
UBS AG
16 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	15 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,009,729	1.60%	188,850	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,009,729	1.60%	188,850	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	994	238.75 pence.
SALE	1229	238.75
PURCHASE	889	239
PURCHASE	4397	239
PURCHASE	1500	239.25
PURCHASE	70	239.25
PURCHASE	210	239.25
PURCHASE	4395	239.25
SALE	119	239.25
SALE	1548	239.5
SALE	4308	239.5
SALE	1033	239.75
SALE	855	239.75
SALE	2148	239.75
SALE	890	239.75
SALE	8247	239.75
SALE	2772	239.75
PURCHASE	55	240
PURCHASE	5860	240
PURCHASE	3035	240
SALE	508	240
SALE	671	240
SALE	2968	240
SALE	1862	240
SALE	1017	240
PURCHASE	41	240.25
PURCHASE	1200	240.25
SALE	1000	240.25
SALE	2182	240.25
SALE	953	240.25
SALE	991	240.25
PURCHASE	4000	240.5
PURCHASE	2214	240.5
PURCHASE	2688	240.5
PURCHASE	4624	240.5
PURCHASE	4748	240.5
SALE	6100	240.5
PURCHASE	3300	240.75
PURCHASE	300	240.75
SALE	3016	240.75
SALE	2857	240.75
SALE	1043	240.75
SALE	864	240.75
SALE	2200	240.75
SALE	1406	240.75
SALE	607	240.75
SALE	1596	240.75
SALE	796	240.75
SALE	5320	240.75
SALE	3053	240.75
SALE	1088	240.75

SALE	4100	240.75
SALE	2986	240.75
SALE	685	240.75
SALE	815	240.75
SALE	898	240.75
SALE	98	240.75
PURCHASE	129	241
PURCHASE	600	241
PURCHASE	100	241
PURCHASE	210	241
PURCHASE	3702	241.25
SALE	1640	241.25
SALE	4547	241.5
SALE	820	241.5

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the

voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	16 AUGUST 2006
Contact name	ROBIN RAGNUTH
Telephone number Purchaser	020 7567 8289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETBBGDIXBBGGLL

REG-Cazenove EPT Disclosure<MSY.L>
Released: 16/08/2006

RNS Number:7293H
Cazenove
16 August 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	15th August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
146,105	£2.39p	£2.39p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
146,105	£2.39p	£2.39p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	16th August 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKAKDDBKDCFD

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 16/08/2006

RNS Number:7415H
State Street Global Advisors
16 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	15/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11012488	2.18697		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	11012488	2.18697	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	23446	2.40
SELL	23446	2.40

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	16/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

```
   With Which Connected
If Connected EFM            N/A
   State Nature of
   Connection (Note 10)
```

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUMURUPQGWQ

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 16/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	15 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,184,468	3.64%	1,734,961	0.35%
(2) Derivatives (other than options)	1,630,176	0.33%	651,175	0.13%
(3) Options and agreements to purchase/sell	16,500	0.00%	0	0.00%
Total	19,831,144	3.97%	2,386,136	0.48%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	77,800	2.4063
Purchase	4,000	2.4042
Purchase	5,297	Transfer
Purchase	14,450	2.4005
Sale	3,432	2.3998
Sale	2,500	2.3880

Sale	1,818	2.3970
Sale	103	2.4105
Sale	5,712	Transfer
Sale	3,560	Transfer

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	1818	2.3970
CFD	Short	3432	2.3997
CFD	Long	146105	2.3876
CFD	Long	14450	2.4004
CFD	Long	8351	2.4025
CFD	Long	4000	2.4042
CFD	Long	77800	2.4063

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	16 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 16/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	15 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	18,381,958	3.68
(3) Options and agreements to purchase/sell		
Total	18,381,958	3.68

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	136,789

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	16/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 16/08/2006

RNS Number:7548H
Cheyne Capital Management Limited
16 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CHEYNE CAPITAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	15 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	11,640,000	2.33%		
(3) Options and agreements to purchase/sell				
Total	11,640,000	2.33%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	LONG	1,500,000	240.9309P

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	16 AUGUST 2006
Contact name	SIMON JAMES
Telephone number	020 7031 7560
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUUWRUPQGQQ

REG-Misys: Treasury Stock <MSY.L>
Released: 16/08/2006

Transfer of Shares held in Treasury
Misys plc announces that on 16 August 2006 it transferred to participants in its employee share schemes, 78,733 ordinary shares at prices between 140p and 205p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,823,447 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,903,589.
16.08.06
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 16/08/2006

FOR IMMEDIATE RELEASE
16 AUGUST 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 16August 2006 it had 499,903,589 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number forthese securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk
Mob: +44 (0) 7957 807 721
Email:

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 16/08/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 16 August 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
16 August 2006	26,996	n/a	4,376	£2.40

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,419,932 ordinary shares representing 4.06% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 16/08/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 16 August 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
16 August 2006	10,425	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,409,507 ordinary shares representing 4.06% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-Cazenove EPT Disclosure<MSY.L>
Released: 17/08/2006

RNS Number:7781H
Cazenove
17 August 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	16th August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
100,195	£2.4275p	£2.4175p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
100,195	£2.4275p	£2.42p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	17th August 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKOKNKBKDQFD

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 17/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
5,708	2.4175 GBP	2.4175 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17 August 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 17/08/2006

RNS Number:7817H
Morgan Stanley Securities Ld(EPT)
17 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
594,005	2.43	2.41

Total number of securities sold	Highest price paid (Note 3)	Lowest price
31,305	2.43	2.41

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	6,651	2.42
CFD	LONG	3,600	2.43
CFD	LONG	5,200	2.42
CFD	LONG	4,300	2.42
CFD	LONG	8,200	2.42
CFD	LONG	9,700	2.43
CFD	LONG	4,900	2.43
CFD	LONG	19,600	2.43
CFD	LONG	3,000	2.43
CFD	LONG	2,000	2.43
CFD	SHORT	18,000	2.42
CFD	SHORT	2,238	2.43
CFD	SHORT	11,067	2.43

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	17 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFFLTVIDLIR

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 17/08/2006

RNS Number:7821H
UBS AG
17 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	16 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,010,651	1.60%	188,850	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,010,651	1.60%	188,850	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	8250	241.25
PURCHASE	615	241.5
PURCHASE	1100	241.5
PURCHASE	1597	241.5
PURCHASE	2985	241.5
PURCHASE	2550	241.5
SALE	5704	241.5
SALE	1200	241.5
SALE	1200	241.5
SALE	700	241.5
SALE	1811	241.75
SALE	1800	241.75
SALE	1700	241.75
SALE	2948	242
SALE	10619	242
SALE	1099	242
SALE	1200	242
SALE	13099	242
SALE	5190	242
SALE	1818	242
SALE	1771	242
SALE	202	242
SALE	13634	242
PURCHASE	1849	242.25
PURCHASE	930	242.25
PURCHASE	3402	242.25
PURCHASE	626	242.25
PURCHASE	4911	242.25
PURCHASE	1741	242.25
PURCHASE	3224	242.25
PURCHASE	900	242.25
PURCHASE	2102	242.25
PURCHASE	2363	242.25
PURCHASE	3282	242.25
PURCHASE	2419	242.25
PURCHASE	3533	242.25
PURCHASE	900	242.25
PURCHASE	3101	242.25
PURCHASE	2230	242.25
PURCHASE	4578	242.25
PURCHASE	1292	242.25
SALE	1096	242.25
SALE	3760	242.25
SALE	3300	242.25
PURCHASE	5426	242.5
PURCHASE	255	242.5
PURCHASE	1090	242.5
PURCHASE	500	242.5
PURCHASE	2300	242.5
PURCHASE	1168	242.5
PURCHASE	837	242.5
PURCHASE	613	242.5
PURCHASE	1382	242.5
PURCHASE	6896	242.5
SALE	3796	242.5
SALE	500	242.5
SALE	1235	242.5
SALE	1132	242.75
SALE	2090	242.75

SALE	3688	242.75
SALE	1978	242.75
SALE	700	242.75
PURCHASE	1600	243
PURCHASE	1019	243
PURCHASE	6326	243

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 AUGUST 2006
Contact name	ROBIN RAGNUTH
Telephone number Purchaser	020 7567 8289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETBBGDIIDBGGLR

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 17/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	16 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,144,344	3.63%	1,770,769	0.35%
(2) Derivatives (other than options)	1,646,575	0.33%	746,036	0.15%
(3) Options and agreements to purchase/sell	16,500	0.00%	0	0.00%
Total	19,807,419	3.96%	2,516,805	0.50%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,288	Transfer
Purchase	15,966	2.4280
Purchase	5,297	Transfer
Purchase	5,001	2.4300
Purchase	146,700	2.4263
Sale	4,000	2.4200

Sale	750	2.4201
Sale	550	2.4201
Sale	5,297	Transfer
Sale	760	2.4201
Sale	4,000	2.4270
Sale	1,250	2.4201
Sale	71,819	2.4254
Sale	750	2.4201
Sale	500	2.4201
Sale	2,530	2.4200
Sale	560	2.4201
Sale	4,000	2.4200
Sale	1,400	2.4200
Sale	46,643	2.4262
Sale	561	2.4201
Sale	960	2.4201
Sale	1,400	2.4200
Sale	840	2.4200
Sale	760	2.4201
Sale	11,076	Transfer
Sale	52,970	2.4232
Sale	1,000	2.4200

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	52970	2.4232
CFD	Short	71819	2.4253
CFD	Short	46643	2.4262
CFD	Short	4000	2.4270
CFD	Long	8333	2.4234
CFD	Long	82895	2.4261
CFD	Long	146700	2.4263
CFD	Long	15966	2.4279

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	17 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Aviva PLC <AV.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 17/08/2006

RNS Number:7929H
Aviva PLC
17 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.01
Date of dealing	16 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security c

	Long Number	(%)
(1) Relevant securities	7,831,912	1.567
(2) Derivatives (other than options)	0	C
(3) Options and agreements to purchase/sell	0	C
Total	7,831,912	1.567

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	S N
(1) Relevant securities	0	0%	
(2) Derivatives (other than options)	0	0%	
(3) Options and agreements to purchase/sell	0	0%	
Total	0	0%	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
PURCHASE	2,090	GBP2.427502

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price p

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	17 AUGUST 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUGURUPQGWM

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 17/08/2006

RNS Number:7951H
State Street Global Advisors
17 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	16/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10989042	2.18231		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10989042	2.18231	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	23446	2.42

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	17/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUBGRUPQGWM

REG-Misys: Treasury Stock <MSY.L>
Released: 17/08/2006

Transfer of Shares held in Treasury
Misys plc announces that on 17 August 2006 it transferred to participants in its employee share schemes, 58,333 ordinary shares at prices between 178p and 205p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,765,114 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,961,922.
17.08.06
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 17/08/2006

FOR IMMEDIATE RELEASE
17 AUGUST 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 17 August 2006 it had 499,961,922 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk
Mob: +44 (0) 7957 807 721
Email:

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 18/08/2006

RNS Number:8331H
Morgan Stanley Securities Ld(EPT)
18 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
338,232	2.46	2.45

Total number of securities sold	Highest price paid (Note 3)	Lowest price
15,000	2.46	2.45

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	5,463	2.46
CFD	LONG	149,427	4.65
CFD	LONG	2,700	2.45
CFD	SHORT	15,000	2.46

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	18 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSITTITLIR

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 18/08/2006

RNS Number:8423H
HBOS PLC
18 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	17 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,386,054	(6.478%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,386,054	(6.478%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Purchase	280,100	£1.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETDGGMRMRLGVZM

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 18/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
30,420	2.4625 GBP	2.4525 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
30,000	2.4625 GBP	2.455 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc

Nature of connection (Note 6) 2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS Global Asset Man Rule 8.3- Misys Plc<MSY.L>
Released: 18/08/2006

RNS Number:8404H
UBS Global Asset Management (UK)Ltd
18 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARE
Date of dealing	7 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	39,124,289.00	7.8263%	.00	.0000%
(2) Derivatives (other than options)		0%		0%
(3) Options and agreements to purchase/sell		0%		0%
Total	39,124,289.00	7.8263%	.00	.0000%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities		0%		0%

(2) Derivatives (other than options)		0%		0%
(3) Options and agreements to purchase/sell		0%		0%
Total	.00	.0000%	.00	.0000%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	44,914.00	£2.3897

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE
....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18 AUGUST 2006
Contact name	PANNA GOHIL
Telephone number	020 7901 5139
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAFPPFLLKEFE

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 18/08/2006

RNS Number:8543H
Cheyne Capital Management Limited
18 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CHEYNE CAPITAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	17 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	12,390,000	2.48%		
(3) Options and agreements to purchase/sell				
Total	12,390,000	2.48%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	LONG	750,000	246.246p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18 AUGUST 2006
Contact name	SIMON JAMES
Telephone number	020 7031 7560
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END

RETGUUAARUPQGWR

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 18/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	17 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,113,100	3.62%	1,807,225	0.36%
(2) Derivatives (other than options)	1,683,031	0.34%	748,036	0.15%
(3) Options and agreements to purchase/sell	16,500	0.00%	0	0.00%
Total	19,812,631	3.96%	2,555,261	0.51%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	5,712	Transfer
Purchase	2,000	2.4655
Purchase	29,546	2.4650
Purchase	29,000	2.4605
Sale	71,602	2.4594
Sale	23,400	2.4544

Sale	2,500	2.4586

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	23400	2.4543
CFD	Short	71602	2.4593
CFD	Long	29000	2.4604
CFD	Long	29546	2.4650
CFD	Long	2000	2.4654

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)		NO
Date of disclosure	18 August 2006	
Contact name	BARCLAYS COMPLIANCE	
Telephone number	020 7116 2913	
If a connected EFM, name of offeree/offeror with which connected		
If a connected EFM, state nature of connection (Note 10)		

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 18/08/2006

RNS Number:8568H
UBS AG
18 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	17 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,000,623	1.60%	207,288	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,000,623	1.60%	207,288	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	8969	245.25 pence
SALE	10000	245.25
SALE	2182	245.25
SALE	9200	245.25
SALE	1098	245.25
SALE	502	245.25
SALE	7000	245.25
SALE	3000	245.25
SALE	3688	245.5
SALE	799	245.5
SALE	6100	245.5
SALE	4822	245.5
SALE	1281	245.5
SALE	8000	245.5
PURCHASE	3147	245.75
PURCHASE	2237	245.75
PURCHASE	5915	245.75
PURCHASE	8265	245.75
SALE	1064	245.75
SALE	4658	245.75
SALE	859	245.75
SALE	1099	245.75
SALE	2166	245.75
SALE	2515	245.75
SALE	128	245.75
SALE	2918	245.75
SALE	3130	245.75
SALE	3955	245.75
SALE	3300	245.75
SALE	4000	245.75
SALE	3600	245.75
PURCHASE	10186	246
PURCHASE	11028	246
PURCHASE	6450	246
PURCHASE	1736	246
PURCHASE	131	246
PURCHASE	5171	246
PURCHASE	7906	246
PURCHASE	2011	246
PURCHASE	2000	246
PURCHASE	2677	246
PURCHASE	3300	246
SALE	594	246
SALE	506	246
PURCHASE	4460	246.25
PURCHASE	6775	246.25
SALE	2584	246.25
SALE	2271	246.25
SALE	419	246.25
SALE	5454	246.5

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number Purchaser of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number Purchaser of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number Purchaser of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicant Purchase) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchas between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchase stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18 AUGUST 2006
Contact name	ROBIN RAGNUTH
Telephone number Purchaser	020 7567 8289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETBSGDIGXBGGLI

REG-State Street Global Rule 8.3- Misys PLC<MSY.L>
Released: 18/08/2006

RNS Number:8604H
State Street Global Advisors
18 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	17/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10975183	2.17956		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10975183	2.17956	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2380	2.46
SELL	1037	2.43

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	18/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUPARUPQGCR

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 18/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	17 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,381,958	3.48
(3) Options and agreements to purchase/sell		
Total	17,381,958	3.48

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	1,000,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 18/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	17 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,381,958	3.48
(3) Options and agreements to purchase/sell		
Total	17,381,958	3.48

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	1,000,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 21/08/2006

RNS Number:8856H
Morgan Stanley Securities Ld(EPT)
21 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
207,891	2.46	2.44

Total number of securities sold	Highest price paid (Note 3)	Lowest price
18,100	2.46	2.44

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	33,257	2.46
CFD	LONG	148,181	2.45
CFD	SHORT	18,000	2.46
CFD	SHORT	100	2.44

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	21 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFIATLILFIR

REG-UBS Global Asset Man Rule 8.3- Misys Plc<MSY.L>
Released: 21/08/2006

RNS Number:8859H
UBS Global Asset Management (UK)Ltd
21 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARE
Date of dealing	18-AUG-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,119,031.00	7.8244%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,119,031.00	7.8244%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	5,258.00	£2.45

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19-AUG-2006
Contact name	PANNA GOHILL
Telephone number	020-7901-5139
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEANPFAFNKEEE

REG-Cazenove EPT Disclosure<MSY.L>
Released: 21/08/2006

RNS Number:8905H
Cazenove
21 August 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	18th August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
30	£2.46p	£2.46p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
31	£2.45p	£2.43859p

(b) Derivatives transactions (other than options)

Product name,	Long/short	Number of securities	Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	21st August 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKDKKDBKDOFB

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 21/08/2006

RNS Number:8909H
UBS AG
21 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	18 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,000,604	1.60%	194,480	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,000,604	1.60%	194,480	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	3300	243.75
PURCHASE	1000	243.75
SALE	2000	243.75
PURCHASE	723	244
PURCHASE	2904	244
SALE	1488	244.75
SALE	571	244.75
SALE	2167	244.75
SALE	3038	244.75
SALE	10905	245
PURCHASE	335	245.25
PURCHASE	11188	245.25
PURCHASE	3300	245.25
SALE	4835	245.25
SALE	3688	245.25
SALE	866	245.25
SALE	1400	245.25
PURCHASE	1185	245.5
PURCHASE	4070	245.5
PURCHASE	4606	245.5
PURCHASE	4123	245.5
PURCHASE	38	245.5
PURCHASE	12430	245.5
PURCHASE	323	245.5
SALE	235	245.5
SALE	3906	245.5
SALE	3637	245.5
PURCHASE	2000	245.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g.	Number of securities	Exercise price per unit (Note 5)

call option

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 AUGUST 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBBGDIGBDGGLB

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 21/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
18,413	2.4525 GBP	2.45 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
18,258	2.4525 GBP	2.45 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc

Nature of connection (Note 6) 2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 21/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	18 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,837,999	3.57%	1,867,192	0.37%
(2) Derivatives (other than options)	1,737,092	0.35%	818,699	0.16%
(3) Options and agreements to purchase/sell	16,500	0.00%	0	0.00%
Total	19,591,591	3.92%	2,685,891	0.54%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	91	2.4455
Purchase	1,102	2.4602
Purchase	47,003	2.4559
Sale	5,906	2.4500
Sale	500	2.4525
Sale	37,500	2.4483

Sale	2,400	2.4525
Sale	550	2.4525
Sale	2,800	2.4525
Sale	1,750	2.4525
Sale	64,666	2.4493
Sale	1,705	2.4525
Sale	19,491	2.4528
Sale	2,000	2.4525
Sale	183,029	2.4550
Sale	1,000	2.4525

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	37500	2.4483
CFD	Short	64666	2.4493
CFD	Long	91	2.4454
CFD	Long	70572	2.4501
CFD	Long	47003	2.4559
CFD	Long	1102	2.4602

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Davidson Kempner European Partners, LLP Rule 8.3 - MISYS PLC
Released: 21/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	DAVIDSON KEMPNER EUROPEAN PARTNERS, I
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	18 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	5,183,340	1.04%
(3) Options and agreements to purchase/sell		
Total	5,183,340	1.04%

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
TOTAL RETURN SWAP	LONG	800,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g American, European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

None.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 August 2006
Contact name	Michael Herzog
Telephone number	44-207-292-675C
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Davidson Kempner European Partners, LLP

REG-Misys: Holding(s) in Company <MSY.L>
Released: 21/08/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

Not known

11. Date listed company informed

18.08.06

12. Total holding following this notification

MATERIAL - 27,226,034

NON-MATERIAL - 52,963,636

TOTAL -80,189,670

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

16.04%

14. Any additional information

15. Name of contact and telephone number for queries

MATT ARMITAGE

01386 872154

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

MATT ARMITAGE

Date of notification: 21 August 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 18August 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,691,746
UBS Fund Services (Luxembourg) SA	8,817,703
UBS Global Asset Management (Americas) Inc.	413,737
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,458,250
UBS Global Asset Management (France) SA	133,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,884,852
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	451,095
Sub Total	52,963,636
Material Interest	
UBS AG London Branch	22,173,019
UBS Global Asset Management (Life) Ltd	3,627,513
UBS AG (Switzerland)	1,425,502
Sub Total	27,226,034
TOTAL	80,189,670

END

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 21/08/2006

RNS Number:9230H
State Street Global Advisors
21 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	18/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 15,202 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	10990385	2.18258		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10990385	2.18258	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	21/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM	N/A
Name of Offeree/Offeror With Which Connected	
If Connected EFM	N/A

State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUCCRUPQGQG

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 22/08/2006

RNS Number:9420H
Morgan Stanley Securities Ld(EPT)
22 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
81,286	2.44	2.42

Total number of securities sold	Highest price paid (Note 3)	Lowest price
28,235	2.44	2.42

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	81,286	2.44
CFD	SHORT	13,235	2.44
CFD	SHORT	15,000	2.43

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	22 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFFITIIFFIR

REG-Cazenove EPT Disclosure<MSY.L>
Released: 22/08/2006

RNS Number:9464H
Cazenove
22 August 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	21st August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
6,338	£2.43p	£2.4225p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
6,337	£2.43p	£2.43p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	22nd August 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMAKBKKDBKDOFB

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 22/08/2006

AMENDMENT

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
23,671	2.4525 GBP	2.45 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
18,258	2.4525 GBP	2.45 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which	MISYS Plc

connected
Nature of connection (Note 6) 2
Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 22/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	21 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,832,782	3.57%	1,889,882	0.38%
(2) Derivatives (other than options)	1,759,324	0.35%	810,363	0.16%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,592,106	3.92%	2,700,245	0.54%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	34,800	2.4323
Purchase	28,906	2.4400
Purchase	2,176	2.4377
Sale	2,755	2.4275
Sale	17,100	2.4275
Sale	8,336	2.4395

Sale	800	2.4242
Sale	42,108	2.4312

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	17100	2.4275
CFD	Short	42108	2.4311
CFD	Short	8336	2.4395
CFD	Long	34800	2.4323
CFD	Long	2176	2.4377

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 22/08/2006

RNS Number:9699H
UBS AG
22 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	21 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,000,800	1.60%	206,950	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,000,800	1.60%	206,950	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	5000	242 pence
SALE	500	242
SALE	200	242.25
SALE	5000	242.25
PURCHASE	3330	242.5
PURCHASE	176	242.75
PURCHASE	2879	242.75
SALE	1033	242.75
SALE	5712	242.75
SALE	3143	242.75
PURCHASE	2000	243
PURCHASE	808	243
PURCHASE	154	243
SALE	5600	243
SALE	8110	243
SALE	3400	243
SALE	400	243
PURCHASE	2422	243.25
PURCHASE	3596	243.25
PURCHASE	4374	243.5
PURCHASE	3710	243.5
PURCHASE	26	243.5
SALE	6800	243.5
PURCHASE	5491	243.75
PURCHASE	575	243.75
SALE	4627	243.75
PURCHASE	337	244
PURCHASE	5749	244
PURCHASE	5046	244
SALE	3422	244

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	22 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETELLFLQVBXBBK

REG-Misys: Holding(s) in Company <MSY.L>
Released: 22/08/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    21.08.06

12. Total holding following this notification

    19,742,687 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.95%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 22 AUGUST 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 23/08/2006

RNS Number:9947H
Morgan Stanley Securities Ld(EPT)
23 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
11,000	2.44	2.44

Total number of securities sold	Highest price paid (Note 3)	Lowest price
26,344	2.45	2.43

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	11,000	2.45
CFD	SHORT	234	2.45
CFD	SHORT	20,000	2.44
CFD	SHORT	6,110	2.45

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. *If none, this should be stated.*

Date of disclosure	23 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFLATAIVFIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 23/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
2,000	2.4535 GBP	2.4535 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 23/08/2006

RNS Number:0104I
UBS AG
23 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	22 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,001,499	1.60%	207,212	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,001,499	1.60%	207,212	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	3688	243.5 pence
PURCHASE	700	243.5
PURCHASE	300	243.75
SALE	1065	244
SALE	2997	244
SALE	3229	244.25
SALE	3584	244.25
SALE	4189	244.25
PURCHASE	605	244.5
PURCHASE	2007	244.5
PURCHASE	6976	244.5
PURCHASE	2645	244.5
PURCHASE	2940	244.5
SALE	3374	244.5
SALE	2815	244.5
SALE	6129	244.5
SALE	3300	244.5
PURCHASE	4357	244.75
PURCHASE	2692	244.75
PURCHASE	4088	244.75
PURCHASE	2855	244.75
PURCHASE	100	244.75
PURCHASE	594	244.75
SALE	5555	244.75
SALE	306	244.75
SALE	2184	244.75
SALE	2551	244.75
SALE	5592	244.75
SALE	5317	244.75
PURCHASE	4714	245
PURCHASE	1507	245
PURCHASE	4971	245
PURCHASE	2000	245
PURCHASE	2437	245
PURCHASE	2617	245
SALE	5216	245
SALE	184	245
PURCHASE	5231	245.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFXLFLQVBEBBK

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 23/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	22 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,592,310	3.52%	2,125,950	0.43%
(2) Derivatives (other than options)	1,980,704	0.40%	1,008,024	0.20%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,573,014	3.91%	3,133,974	0.63%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,898	Transfer
Purchase	4,000	2.4417
Sale	2,713	2.4400
Sale	4,000	2.4408

Sale	186,808	2.4451
Sale	34,572	2.4442
Sale	3,835	2.4445
Sale	754	2.4417
Sale	14,688	Transfer

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	4000	2.4407
CFD	Short	34572	2.4441
CFD	Short	3835	2.4445
CFD	Short	186808	2.4451
CFD	Long	4000	2.4417
CFD	Long	201496	2.4452

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 23/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	22 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,366,958	3.47
(3) Options and agreements to purchase/sell		
Total	17,366,958	3.47

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Short	15,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Misys: Treasury Stock <MSY.L>
Released: 23/08/2006

Transfer of Shares held in Treasury

Misys plc announces that on 23 August 2006 it transferred to participants in its employee share schemes, 20,510 ordinary shares at prices between 140p and 211p per share. The shares were all formerly held as treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,744,604 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,982,432.

23.08.06

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 23/08/2006

FOR IMMEDIATE RELEASE
23 AUGUST 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 23 August 2006 it had 499,982,432 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 24/08/2006

RNS Number:0576I
Morgan Stanley Securities Ld(EPT)
24 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	23 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
24,766	2.43	2.42

Total number of securities sold	Highest price paid (Note 3)	Lowest price
27,000	2.44	2.42

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	10,989	2.43
CFD	LONG	535	2.43
CFD	SHORT	27,000	2.43
CFD	LONG	13,242	2.43

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	24 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFLITDISFIR

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 24/08/2006

RNS Number:0683I
HBOS PLC
24 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	23 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,419,975	(6.484%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,419,975	(6.484%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Purchase	33,920	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETKGGZRMDVGVZM

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 24/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	23 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,485,955	3.50%	2,123,378	0.42%
(2) Derivatives (other than options)	1,978,132	0.40%	999,355	0.20%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,464,087	3.89%	3,122,733	0.62%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	13,300	2.4271
Purchase	3,808	Transfer
Sale	6,669	2.4295
Sale	10,728	2.4226

Sale	104,066	2.4284
Sale	2,000	2.4295

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	10728	2.4225
CFD	Short	8669	2.4295
CFD	Long	13300	2.4271

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 24/08/2006

RNS Number:0761I
UBS AG
24 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	23 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,012,377	1.60%	188,938	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,012,377	1.60%	188,938	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	2513	242 pence
SALE	154	242
SALE	484	242
PURCHASE	6902	242.25
PURCHASE	2705	242.25
PURCHASE	2608	242.25
PURCHASE	7255	242.5
PURCHASE	7137	242.5
PURCHASE	1674	242.5
PURCHASE	5056	242.5
PURCHASE	1982	242.5
SALE	87	242.5
SALE	4	242.5
SALE	1709	242.5
PURCHASE	2100	242.75
PURCHASE	2900	242.75
PURCHASE	836	242.75
PURCHASE	2934	242.75
SALE	2128	242.75
SALE	1064	242.75
SALE	836	242.75
PURCHASE	4412	243
PURCHASE	100	243
PURCHASE	2588	243
SALE	1000	243
SALE	4091	243
SALE	2915	243
PURCHASE	3300	243.25
PURCHASE	5000	243.25
PURCHASE	2100	243.25
PURCHASE	1600	243.25
PURCHASE	4467	243.25
PURCHASE	326	243.25
SALE	5000	243.25
SALE	1459	243.25
SALE	1278	243.25
SALE	4074	243.25
SALE	3300	243.25
SALE	3049	243.5
SALE	2646	243.5
SALE	1039	243.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETXZLFLQVBXBBV

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 24/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	23 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,402,595	3.48
(3) Options and agreements to purchase/sell		
Total	17,402,595	3.48

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	35,637

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Misys: Holding(s) in Company <MSY.L>
Released: 24/08/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

   Not known

11. Date listed company informed

   24.08.06

12. Total holding following this notification

   20,131,660 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   4.03%

14. Any additional information

15. Name of contact and telephone number for queries

   MATT ARMITAGE

   01386 872154

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 24 AUGUST 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-Philadelphia Intl Ad Rule 8.3- Misys PLC<MSY.L>
Released: 25/08/2006

RNS Number:1025I
Philadelphia International Adv, LP
24 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	PHILADELPHIA INTERNATIONAL ADVISORS, LP
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP
Date of dealing	AUGUST 11, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,746,100	0.95%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,746,100	0.95%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities/Number Remaining (%)			Price per unit (Note 5)
SALE JUNE 16 2006	1,082,245	16,746,185	3.35%	2.1405
SALE JUNE 21 2006	750,000	15,996,185	3.20%	2.1260
SALE JUNE 22 2006	1,000,000	14,996,185	3.00%	2.1000
SALE JUNE 23 2006	663,085	14,333,100	2.87%	2.1411
SALE JUNE 26 2006	1,200,000	13,133,100	2.63%	2.1495
SALE JUNE 27 2006	568,369	12,564,731	2.52%	2.1271
SALE JUNE 28 2006	671,266	11,893,465	2.38%	2.1302
SALE JUNE 29 2006	528,380	11,365,085	2.28%	2.1438
SALE JULY 28 2006	2,000,000	9,365,085	1.88%	2.4235
SALE JULY 31 2006	540,520	8,824,565	1.77%	2.4371
SALE AUGUST 1 2006	1,238,895	7,585,670	1.52%	2.4474
SALE AUGUST 2 2006	600,000	6,985,670	1.40%	2.4173
SALE AUGUST 3 2006	175,000	6,810,670	1.36%	2.4085
SALE AUGUST 4 2006	1,090,831	5,719,839	1.15%	2.3911
SALE AUGUST 7 2006	475,000	5,244,839	1.05%	2.3994
SALE AUGUST 8 2006	50,000	5,194,839	1.04%	2.4000
SALE AUGUST 11 2006	448,739	4,746,100	0.95%	2.4000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	AUGUST 22, 2006
Contact name	KENT WEAVER
Telephone number	215-419-6687(US)
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEANPLALFKEFE

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 25/08/2006

RNS Number:1121I
Morgan Stanley Securities Ld(EPT)
25 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
7,854	2.43	2.42

Total number of securities sold	Highest price paid (Note 3)	Lowest price
24,358	2.43	2.41

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	7,854	2.43
CFD	SHORT	4,358	2.44
CFD	SHORT	20,000	2.43

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	25 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFFATDIEFIR

REG-Cazenove EPT Disclosure<MSY.L>
Released: 25/08/2006

RNS Number:1164I
Cazenove
25 August 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	24th August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,402	£2.43p	£2.43p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure 25th August 2006

Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKPKPKBKDFFB

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 25/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
90,075	2.4375 GBP	2.4175 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
90,075	2.422631 GBP	2.422631 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc

Nature of connection (Note 6) 2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-State Street Global Rule 8.3- Misys PLC<MSY.L>
Released: 25/08/2006

RNS Number:1240I
State Street Global Advisors
25 August 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	24/08/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	10984526	2.18141		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	10984526	2.18141	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	5859	2.42

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	25/08/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUWPRUPQGPA

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 25/08/2006

RNS Number:1317I
UBS AG
25 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	24 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,000,566	1.60%	198,213	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,000,566	1.60%	198,213	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2947	241.75 pence
SALE	8554	241.75
SALE	193	241.75
SALE	2002	241.75
PURCHASE	5200	242
PURCHASE	557	242
PURCHASE	4438	242
PURCHASE	5562	242
PURCHASE	18	242
PURCHASE	3765	242
PURCHASE	3688	242
SALE	3900	242.25
SALE	3326	242.25
SALE	191	242.25
SALE	94	242.25
SALE	1600	242.25
SALE	687	242.25
SALE	1100	242.25
SALE	1161	242.25
SALE	800	242.25
SALE	500	242.5
SALE	1555	242.5
SALE	2100	242.75
SALE	1386	243.25
SALE	1082	243.25
SALE	5127	243.25
SALE	10280	243.5
SALE	1661	243.5
PURCHASE	1300	243.75
SALE	662	243.75
SALE	600	243.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZELFLQVBBBBQ

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 25/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	24 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,498,867	(3.50%)	2,126,183	(0.43%)
(2) Derivatives (other than options)	1,953,984	(0.39)	988,479	(0.20%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	19,452,851	(3.89%)	3,114,662	(0.63%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	1,300	2.4230
Sale	10,252	2.4224
Purchase	8,428	2.4250
Purchase	1,300	2.4245
Purchase	39,672	2.4228

Purchase	2,000	2.4255
Sale	360	2.4180
Sale	3,500	2.4175
Sale	10,200	2.4175
Sale	12,876	2.4345

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	12,876	2.4345
CFD	Long	10,200	2.4175
CFD	Long	3,500	2.4175
CFD	Long	608	2.4224
CFD	Long	9,644	2.4224
CFD	Short	39,672	2.4228
CFD	Short	2,000	2.4255
CFD	Short	8,428	2.4250

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25 AUGUST 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 25/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	24 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,497,961	3.50
(3) Options and agreements to purchase/sell		
Total	17,497,961	3.50

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	95,366

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Gov of Singapore Inv Rule 8.3- Misys PLC<MSY.L>
Released: 29/08/2006

RNS Number:1601I
Gov. of Singapore Investment Corp.
28 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD

Company dealt in

MISYS PLC

Class of relevant security to which the dealings being disclosed relate (Note 2)

ORD 1P

Date of dealing

25 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,681,555	0.737		
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell

Total

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	15,149	GBP2.4194
	50,005	GBP2.4194
	236,472	GBP2.4194
	780,565	GBP2.4194
	241,487	GBP2.4194
	73,159	GBP2.4194

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 28 AUGUST 2006

Contact name CELINA CHUA/JULIA YAP

Telephone number	(65)68898503/(65)68898877
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAEPPAEEKEFE

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 29/08/2006

RNS Number:1779I
Morgan Stanley Securities Ld(EPT)
29 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
200,670	2.43	2.41

Total number of securities sold	Highest price paid (Note 3)	Lowest price
330,884	2.43	2.41

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	59,000	2.43
CFD	LONG	670	2.43
CFD	SHORT	87	2.43

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. *If none, this should be stated.*

Date of disclosure	29 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSLTFIAFIR

REG-Morgan Stanley Secs. EPT Disclosure - amendment<MSY.L>
Released: 29/08/2006

RNS Number:1776I
Morgan Stanley Securities Ld(EPT)
29 August 2006

AMENDMENT TO ANNOUNCEMENT 1121I RELEASED AT 09:27 ON 25 AUGUST 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
7,854	2.43	2.42

Total number of securities sold	Highest price paid (Note 3)	Lowest price
51,311	2.43	2.41

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	7,854	2.43
CFD	SHORT	4,358	2.44
CFD	SHORT	20,000	2.43
CFD	SHORT	26,953	2.43

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	29 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDIGSDGGLC

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 29/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	25 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,474,835	3.50%	2,138,010	0.43%
(2) Derivatives (other than options)	1,966,269	0.39%	975,600	0.20%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,441,104	3.89%	3,113,610	0.62%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	4,400	Transfer
Purchase	30,550	Transfer
Purchase	1,132	2.4275
Purchase	12	2.4233
Purchase	5,889	2.4185

Sale	4,400	Transfer
Sale	30,550	Transfer
Sale	18,174	2.4243
Sale	12,891	2.4220

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	31065	2
CFD	Long	5901	2

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Misys: Holding(s) in Company <MSY.L>
Released: 29/08/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    25.08.06

12. Total holding following this notification

    MATERIAL - 26,573,168

    NON-MATERIAL - 52,964,978

    TOTAL -79,538,146

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    15.90%

14. Any additional information

15. Name of contact and telephone number for queries

    MATT ARMITAGE

    01386 872154

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

MATT ARMITAGE

Date of notification: 29 August 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 24August 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,697,746
UBS Fund Services (Luxembourg) SA	8,817,703
UBS Global Asset Management (Americas) Inc.	408,479
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,458,250
UBS Global Asset Management (France) SA	133,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,884,852
UBS AG - Wealth Management and Business Banking	771,836
UBS Wealth Management (UK) Ltd	451,695
Sub Total	52,964,978
Material Interest	
UBS AG London Branch	22,945,655
UBS Global Asset Management (Life) Ltd	3,627,513
Sub Total	26,573,168
TOTAL	79,538,146

END

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 29/08/2006

RNS Number:1935I
UBS AG
29 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	25 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,008,026	1.60%	201,900	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,008,026	1.60%	201,900	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	3000	241.5 p
PURCHASE	7500	241.5
PURCHASE	1881	241.75
PURCHASE	5825	241.75
SALE	827	241.75
SALE	812	241.75
SALE	814	241.75
SALE	3900	241.75
PURCHASE	1800	242
PURCHASE	2237	242
PURCHASE	808	242
PURCHASE	2262	242
PURCHASE	4765	242
PURCHASE	3801	242
SALE	8717	242
SALE	808	242
SALE	2834	242
SALE	265	242
SALE	708	242
SALE	710	242
SALE	2300	242
SALE	816	242
PURCHASE	811	242.25
SALE	807	242.25
SALE	811	242.25
SALE	815	242.25
SALE	2878	242.25
PURCHASE	448	242.5
PURCHASE	1200	242.5
PURCHASE	500	242.5
PURCHASE	2942	242.5
SALE	815	242.5
SALE	82	242.5
SALE	734	242.5
PURCHASE	1000	242.75
SALE	816	242.75
SALE	832	242.75
SALE	5517	242.75
SALE	865	242.75
SALE	3688	242.75
SALE	1038	242.75
SALE	20	242.75
SALE	816	242.75
SALE	1100	242.75
SALE	2849	242.75
SALE	6114	242.75
SALE	1400	242.75
PURCHASE	539	243
PURCHASE	9000	243
SALE	811	243
SALE	1188	243
SALE	807	243.25
PURCHASE	2000	243.5
PURCHASE	445	243.5
PURCHASE	1200	243.5
PURCHASE	3123	243.5
PURCHASE	1400	243.5
PURCHASE	827	243.75
PURCHASE	1200	243.75
PURCHASE	2400	243.75

SALE	827	243.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	29 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A

If a connected EFM, state nature of connection   N/A
(Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETEKLFLQVBBBBZ

REG-Tisbury Capital Limited Rule 8.3 - MISYS PLC
Released: 29/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	25 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,747,961	3.55
(3) Options and agreements to purchase/sell		
Total	17,747,961	3.55

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	250,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising
Product name, e.g. call option Number of securities Exerc

(d) Other dealings (including new securities) (Note 4)
Nature of transaction (Note 8) Details Price

4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 30/08/2006

RNS Number:2235I
Morgan Stanley Securities Ld(EPT)
30 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
73,484	2.45	2.43

Total number of securities sold	Highest price paid (Note 3)	Lowest price
82,034	2.46	2.43

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	5,177	2.45
CFD	LONG	185	2.43
CFD	SHORT	10,185	2.45
CFD	SHORT	66,672	2.44
CFD	LONG	67,800	2.45
CFD	LONG	5,499	2.45

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. *If none, this should be stated.*

Date of disclosure	30 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFLATDIIVIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 30/08/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
630	2.44525 GBP	2.44525 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30 August 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Legal&Gen Inv Mgmnt Rule 8.3- Misys Plc<MSY.L>
Released: 30/08/2006

RNS Number:2282I
Legal & General Investment Mgmnt Ld
30 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	29 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,236,450	3.84%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	19,236,450	3.84%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Sale	1,500	GBP 2.445

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	30 August 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETWUUPWRUPQGUU

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 30/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	29 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,472,933	3.49%	2,127,364	0.43%
(2) Derivatives (other than options)	1,955,623	0.39%	970,515	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,428,556	3.89%	3,097,879	0.62%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	3,382	2.4455
Purchase	1,256	2.4450
Purchase	2,988	2.4455
Purchase	16,301	2.4447
Sale	2,500	2.4495

Sale	3,382	2.4595
Sale	1,000	2.4473
Sale	730	2.4430
Sale	4,062	2.4480
Sale	2,927	2.4450
Sale	5,655	2.4508
Sale	5,573	2.4445

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	17110	2
CFD	Long	22671	2

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 30/08/2006

RNS Number:2396I
HBOS PLC
30 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	29 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,414,375	(6.483%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,414,375	(6.483%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	5,000	£2.
Sale	600	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	30 August 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFGGFRZGGGVZM

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 30/08/2006

RNS Number:2614I
UBS AG
30 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	29 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,139,931	1.63%	207,261	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,139,931	1.63%	207,261	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1700	243.5 pence
PURCHASE	7324	243.5
PURCHASE	2431	243.75
PURCHASE	257	243.75
PURCHASE	1076	243.75
PURCHASE	4633	243.75
PURCHASE	1535	244
PURCHASE	324	244
PURCHASE	2615	244
PURCHASE	1723	244.25
SALE	5448	244.25
SALE	3027	244.25
SALE	1424	244.25
SALE	2500	244.25
SALE	3087	244.25
SALE	400	244.25
SALE	1100	244.25
SALE	1775	244.25
SALE	3448	244.25
PURCHASE	282	244.5
PURCHASE	3286	244.5
PURCHASE	6513	244.5
SALE	2773	244.5
SALE	2500	244.5
SALE	2156	244.5
SALE	59	244.5
SALE	2174	244.5
SALE	300	244.5
SALE	2400	244.5
SALE	2067	244.5
SALE	33	244.5
SALE	2500	244.5
PURCHASE	5000	245
PURCHASE	2611	245
PURCHASE	2000	245
SALE	1018	245
SALE	2175	245
SALE	1384	245
PURCHASE	2878	245.25
SALE	700	245.25
SALE	1925	245.25
SALE	2000	245.25
SALE	1822	245.25
SALE	4982	245.75
SALE	3832	246.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	30 AUGUST 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETQBLFXQVBBBBK

REG-Misys: Annual Information Update <MSY.L>
Released: 30/08/2006

Annual Information Update for the 12 months up to and including 29 August 2006.
In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issue of securities and securities markets.
In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that some of the information referred to in this update was up to date at the time the information was published but may now be out of date. To avoid an unnecessarily lengthy document the information is referred to in this update rather than included in full.
The following UK regulatory announcements were published via a Regulatory Information Service over the previous 12 months:

Date	Headline
29/08/2006	Misys: Holding(s) in Company
24/08/2006	Misys: Holding(s) in Company
23/08/2006	Misys: Rule 2.10 Announcement
23/08/2006	Misys: Treasury Stock
22/08/2006	Misys: Holding(s) in Company
21/08/2006	Misys: Holding(s) in Company
17/08/2006	Misys: Rule 2.10 Announcement
17/08/2006	Misys: Treasury Stock
16/08/2006	Misys: Director/PDMR Shareholding
16/08/2006	Misys: Director/PDMR Shareholding
16/08/2006	Misys: Rule 2.10 Announcement
16/08/2006	Misys: Treasury Stock
15/08/2006	Misys: Holding(s) in Company
11/08/2006	Misys: Holding(s) in Company
09/08/2006	Misys: Treasury Stock
09/08/2006	Misys: Rule 2.10 Announcement
09/08/2006	Misys: Director/PDMR Shareholding
09/08/2006	Misys: Director/PDMR Shareholding
09/08/2006	Misys: Holding(s) in Company
08/08/2006	Misys: Director/PDMR Shareholding
08/08/2006	Misys: Treasury Stock
08/08/2006	Misys: Holding(s) in Company

04/08/2006	Misys: Director/PDMR Shareholding
02/08/2006	Misys: Director/PDMR Shareholding
01/08/2006	Misys: Rule 2.10 Announcement
01/08/2006	Misys: Treasury Stock
01/08/2006	Misys: Director/PDMR Shareholding
27/07/2006	Misys PLC Preliminary Results Part 2 Part 3
27/07/2006	Misys PLC Preliminary Results Part 2 Part 2
27/07/2006	Misys PLC Preliminary Results
27/07/2006	Misys PLC Preliminary Results Part 2 Part 4
27/07/2006	Misys PLC Preliminary Results Part 2 Part 1
27/07/2006	Misys: Final Results Part 2
27/07/2006	Misys: Final Results Part 5
27/07/2006	Misys: Final Results Part 1
27/07/2006	Misys: Final Results Part 4
27/07/2006	Misys: Final Results Part 3
26/07/2006	Misys: Holding(s) in Company
25/07/2006	Misys: Holding(s) in Company
25/07/2006	Misys: Rule 2.10 Announcement
25/07/2006	Misys: Treasury Stock
25/07/2006	Misys: Statement from the Independent Committee of the Board
19/07/2006	Misys: Holding(s) in Company
18/07/2006	Misys: Rule 2.10 Announcement
18/07/2006	Misys: Treasury Stock
18/07/2006	Misys: Disposal
11/07/2006	Misys: Rule 2.10 Announcement
11/07/2006	Misys: Treasury Stock
05/07/2006	Misys: Holding(s) in Company
05/07/2006	Misys: Treasury Stock
05/07/2006	Misys: Rule 2.10 Announcement
03/07/2006	Misys: Rule 2.10 Announcement
03/07/2006	Misys: Transaction in Own Shares
21/06/2006	Misys: Holding(s) in Company
21/06/2006	Misys: Trading Statement
15/06/2006	Misys PLC Corporate Broker
15/06/2006	Misys: Holding(s) in Company

14/06/2006	Misys PLC Independent Committee Update
12/06/2006	Misys: Rule 2.10 Announcement
09/06/2006	Misys: Statement re Share Price Movement
06/06/2006	Misys: Treasury Stock
26/05/2006	Misys: Holding(s) in Company
23/05/2006	Misys: Director/PDMR Shareholding
19/05/2006	Misys: Holding(s) in Company
17/05/2006	Misys: Holding(s) in Company
17/05/2006	Misys: Treasury Stock
15/05/2006	Misys: Treasury Stock
12/05/2006	Misys: Director/PDMR Shareholding
12/05/2006	Misys: Holding(s) in Company
05/05/2006	Misys: Statement re sale of Misys General Insurance
04/05/2006	Misys: Holding(s) in Company
02/05/2006	Misys: Blocklisting Interim Review
02/05/2006	Misys: Treasury Stock
28/04/2006	Misys: Transaction in Own Shares
27/04/2006	Misys: Transaction in Own Shares
26/04/2006	Misys: Treasury Stock
25/04/2006	Misys: Director/PDMR Shareholding
25/04/2006	Misys: Transaction in Own Shares
25/04/2006	Misys: Treasury Stock
25/04/2006	Misys: Holding(s) in Company
24/04/2006	Misys: Treasury Stock
21/04/2006	Misys: Treasury Stock
21/04/2006	Misys: Treasury Stock
20/04/2006	Misys: Statement re CEO, Misys Banking Systems
18/04/2006	Misys: Transaction in Own Shares
18/04/2006	Misys: Director/PDMR Shareholding
18/04/2006	Misys: Treasury Stock
18/04/2006	Misys: Transaction in Own Shares
15/04/2006	Misys: Treasury Stock
15/04/2006	Misys: Director/PDMR Shareholding
10/04/2006	Misys: Treasury Stock
10/04/2006	Misys: Director/PDMR Shareholding

07/04/2006	Misys: Transaction in Own Shares
06/04/2006	Misys: Transaction in Own Shares
05/04/2006	Misys: Transaction in Own Shares
05/04/2006	Misys: Treasury Stock
05/04/2006	Misys: Holding(s) in Company
04/04/2006	Misys: Treasury Stock
03/04/2006	Misys: Treasury Stock
31/03/2006	Misys: Director/PDMR Shareholding
30/03/2006	Misys: Statement re Sesame
29/03/2006	Misys: Disposal
28/03/2006	Misys: Treasury Stock
28/03/2006	Misys: Acquisition(s)
27/03/2006	Misys: Treasury Stock
24/03/2006	Misys: Statement re Misys Healthcare Systems Analyst Seminar
22/03/2006	Misys: Treasury Stock
22/03/2006	Misys: Confirmation of Chairman
21/03/2006	Misys: Treasury Stock
17/03/2006	Misys: Treasury Stock
16/03/2006	Misys: Treasury Stock
14/03/2006	Misys: Treasury Stock
07/03/2006	Misys: Appointment of Misys Banking Systems CEO
06/03/2006	Misys: Treasury Stock
03/03/2006	Misys: Director/PDMR Shareholding
01/03/2006	Misys: Treasury Stock
28/02/2006	Misys: Treasury Stock
27/02/2006	Misys: Treasury Stock
23/02/2006	Misys: Treasury Stock
22/02/2006	Misys: Treasury Stock
21/02/2006	Misys: Treasury Stock
14/02/2006	Misys: Treasury Stock
14/02/2006	Misys: Acquisition(s)
10/02/2006	Misys: Treasury Stock
09/02/2006	Misys: Director/PDMR Shareholding
08/02/2006	Misys: Treasury Stock
07/02/2006	Misys: Treasury Stock

07/02/2006	Misys: Director/PDMR Shareholding
06/02/2006	Misys: Treasury Stock
06/02/2006	Misys: Holding(s) in Company
03/02/2006	Misys: Treasury Stock
02/02/2006	Misys: Treasury Stock
01/02/2006	Misys: Acquisition(s)
31/01/2006	Misys: Treasury Stock
30/01/2006	Misys: Treasury Stock
27/01/2006	Misys: Treasury Stock
26/01/2006	Misys: Treasury Stock
26/01/2006	Misys: Interim Dividend
26/01/2006	Misys: Interim Results Part 2
26/01/2006	Misys: Interim Results Part 1
25/01/2006	Misys: Treasury Stock
20/01/2006	Misys: Treasury Stock
19/01/2006	Misys: Treasury Stock
19/01/2006	Misys: Holding(s) in Company
17/01/2006	Misys: Treasury Stock
16/01/2006	Misys: Holding(s) in Company
13/01/2006	Misys: Treasury Stock
12/01/2006	Misys: Treasury Stock
11/01/2006	Misys: Treasury Stock
10/01/2006	Misys: Treasury Stock
09/01/2006	Misys: Holding(s) in Company
05/01/2006	Misys: Treasury Stock
04/01/2006	Misys: Treasury Stock
04/01/2006	Misys: Holding(s) in Company
23/12/2005	Misys: Holding(s) in Company
22/12/2005	Misys: Holding(s) in Company
21/12/2005	Misys: Treasury Stock
20/12/2005	Misys: Directorate Change
20/12/2005	Misys: Trading Statement
19/12/2005	Misys: Holding(s) in Company
16/12/2005	Misys: Holding(s) in Company
14/12/2005	Misys: Treasury Stock
07/12/2005	Misys: Treasury Stock

30/11/2005	Misys: Director/PDMR Shareholding
29/11/2005	Misys: Treasury Stock
24/11/2005	Misys: Treasury Stock
24/11/2005	Misys: Director/PDMR Shareholding
23/11/2005	Misys: IFRS Transition Part 3
23/11/2005	Misys: IFRS Transition Part 2
23/11/2005	Misys: IFRS Transition Part 1
22/11/2005	Misys: Treasury Stock
22/11/2005	Misys: Treasury Stock
21/11/2005	Misys: Holding(s) in Company
15/11/2005	Misys: Holding(s) in Company
15/11/2005	Misys: Director/PDMR Shareholding
15/11/2005	Misys: Director/PDMR Shareholding
14/11/2005	Misys: Treasury Stock
09/11/2005	Misys: Director Shareholding
09/11/2005	Misys: Treasury Stock
08/11/2005	Misys: Treasury Stock
08/11/2005	Misys: Holding(s) in Company
07/11/2005	Misys: Treasury Stock
03/11/2005	Misys: Blocklisting Interim Review
03/11/2005	Misys: Appointment of non executive Director
03/11/2005	Misys: Board Changes and Business Focus
02/11/2005	Misys: Treasury Stock
27/10/2005	Misys: Transaction in Own Shares
26/10/2005	Misys: Transaction in Own Shares
26/10/2005	Misys: Treasury Stock
26/10/2005	Misys: Holding(s) in Company
26/10/2005	Misys: Treasury Stock
25/10/2005	Misys: Transaction in Own Shares
24/10/2005	Misys: Transaction in Own Shares
21/10/2005	Misys: Transaction in Own Shares
20/10/2005	Misys: Transaction in Own Shares
19/10/2005	Misys: Transaction in Own Shares
19/10/2005	Misys: Treasury Stock
18/10/2005	Misys: Transaction in Own Shares

17/10/2005	Misys: Transaction in Own Shares
17/10/2005	Misys: Treasury Stock
14/10/2005	Misys: Transaction in Own Shares
13/10/2005	Misys: Transaction in Own Shares
03/10/2005	Misys: Director/PDMR Shareholding
03/10/2005	Misys: Treasury Stock
28/09/2005	Misys: Treasury Stock
27/09/2005	Misys: Director/PDMR Shareholding
23/09/2005	Misys: Director/PDMR Shareholding
23/09/2005	Misys: Director/PDMR Shareholding
21/09/2005	Misys: Misys Non Executive Director Appointed
16/09/2005	Misys: Holding(s) in Company
14/09/2005	Misys: Results of AGM Voting
13/09/2005	Misys: Trading Statement
09/09/2005	Misys: Statement re AGM Resolution
08/09/2005	Misys: Treasury Stock
07/09/2005	Misys: Treasury Stock
07/09/2005	Misys: Director/PDMR Shareholding
01/09/2005	Misys: Director/PDMR Shareholding
01/09/2005	Misys: Treasury Stock
31/08/2005	Misys: Treasury Stock
26/08/2005	Misys: Treasury Stock
24/08/2005	Misys: Treasury Stock
24/08/2005	Misys: s324 Announcement

Copies of the above announcements can be obtained from the London Stock Exchange website at www.londonstockexchange.com

The Company has also made filings with the Registrar of Companies for England and Wales over the previous 12 months, as follows:

Date	Document Type	Description
14/06/ 2006	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
19/05/ 2006	169(1B)	Return by a company purchasing its own shares for holding in treasury
19/05/ 2006	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
09/06/ 2006	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
14/03/ 2006	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
21/02/	169A(2)	Return by a company cancelling, selling or transferring

2006		shares from treasury
03/02/ 2006	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
26/01/ 2006	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
26/01/ 2006	169(1B)	Return by a company purchasing its own shares for holding in treasury
16/01/ 2006	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
04/01/ 2006	288b	Resignation of a Director
20/12/ 2005	288c	Change of particulars for a Director
16/12/ 2005	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
13/12/ 2005	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
13/12/ 2005	169(1B)	Return by a company purchasing its own shares for holding in treasury
15/11/ 2005	288a	Appointment of a Director
09/11/ 2005	363s	Annual Return
27/10/ 2005	288a	Appointment of a Director
24/10/ 2005	288a	Appointment of a Director
20/10/ 2005	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
18/10/ 2005	288b	Resignation of a Director
26/09/ 2005	Resolutions	Director's Fees / EU Political Donations / Authority to Allot Shares / Purchase of Own Shares
23/09/ 2005	AA	Annual Report and Accounts
07/09/ 2005	169A(2)	Return by a company cancelling, selling or transferring shares from treasury
05/09/ 2005	169A(2)	Return by a company cancelling, selling or transferring shares from treasury

Copies of these documents can be obtained from:
Companies House
Crown Way
Cardiff
CF14 3UZ
Tel: +44 (0)870 333 3636
Registered users of Companies House Direct can obtain copies via www.direct.companieshouse.gov.uk
The Misys plc 2006 Annual Report and ancillary documents (filed with the UKLA Document Viewing Facility on 29 August 2006) can be found on the Misys plc website www.misys.com, as can the 2006 Interim Results which were published on 30 January 2006 by way of an advertisement in The Times newspaper.
A copy of this Annual Information Update can be obtained from the Company's

registered office:
Misys plc
Burleigh House
Chapel Oak
Salford Priors
Evesham
WR11 8SP
Contact:
Andrea Gray
Assistant Company Secretary
01386 872130
END

REG-Misys: Treasury Stock <MSY.L>
Released: 30/08/2006

Transfer of Shares held in Treasury

Misys plc announces that on 30 August 2006 it transferred to participants in its employee share schemes, 14,607 ordinary shares at prices between 140p and 211p per share. The shares were all formerly held as treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,729,997 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,997,039.

30.08.06

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

MISYS

Search this site

Home > Investors > Announcements

About Us | Investors | Media | Business Areas | Locations |

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 30/08/2006

FOR IMMEDIATE RELEASE
30 AUGUST 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 30 August 2006 it had 499,997,039 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Legal&Gen Inv Mgmnt Rule 8.3-Misys Plc<MSY.L>
Released: 31/08/2006

RNS Number:2897I
Legal & General Investment Mgmnt Ld
31 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	30 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,236,350	3.84%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	19,236,350	3.84%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Sale	100	GBP 2.445

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	31 August 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 31/08/2006

RNS Number:2906I
Morgan Stanley Securities Ld(EPT)
31 August 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 August 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
175,049	2.46	2.44

Total number of securities sold	Highest price paid (Note 3)	Lowest price
44,939	2.46	2.44

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	19,385	2.45
CFD	LONG	22,276	2.46
CFD	SHORT	23,000	2.46
CFD	LONG	56,540	2.46
CFD	LONG	57,916	2.45
CFD	LONG	8,932	2.46
CFD	SHORT	100	2.46
CFD	SHORT	21,839	2.45

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	31 August 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFEITFILVIR

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 31/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	30 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,490,887	3.50%	2,127,364	0.43%
(2) Derivatives (other than options)	1,931,814	0.39%	969,796	0.19%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	19,422,701	3.88%	3,097,160	0.62%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	5,712	Transfer
Purchase	14,350	2.4487
Purchase	1,000	2.4473
Purchase	16,814	2.4544
Sale	4,400	Transfer

Sale	7,874	2.4545
Sale	7,648	2.4525

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	7874	2.4545
CFD	Long	14350	2.4487
CFD	Long	16814	2.4543

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31 August 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 31/08/2006

RNS Number:3111I
UBS AG
31 August 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD 1P
Date of dealing	30 AUGUST 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,141,631	1.63%	206,145	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,141,631	1.63%	206,145	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1647	244.5 pence
SALE	1473	244.5
SALE	4134	244.5
SALE	3	244.5
SALE	3305	244.5
PURCHASE	2838	244.75
SALE	2142	244.75
SALE	2400	244.75
SALE	2400	244.75
PURCHASE	2000	245
SALE	1445	245
SALE	593	245
SALE	2516	245
SALE	844	245
PURCHASE	1272	245.25
PURCHASE	2125	245.25
PURCHASE	1200	245.25
PURCHASE	391	245.25
SALE	6415	245.25
PURCHASE	2354	245.5
PURCHASE	2354	245.5
PURCHASE	160	245.5
PURCHASE	687	245.5
PURCHASE	2354	245.5
PURCHASE	799	245.5
PURCHASE	2354	245.5
PURCHASE	1828	245.5
PURCHASE	4521	245.5
PURCHASE	61	245.5
PURCHASE	7342	245.5
PURCHASE	1302	245.5
PURCHASE	1100	245.5
PURCHASE	57	245.5
PURCHASE	2300	245.5
PURCHASE	2932	245.5
SALE	833	245.5
SALE	2426	245.5
SALE	1916	245.5
SALE	4378	245.75
SALE	500	245.75
SALE	1041	245.75
PURCHASE	1875	246
PURCHASE	1700	246.25
PURCHASE	1400	246.25
SALE	1568	246.25
SALE	1571	246.25
SALE	1300	246.25
SALE	1134	246.25
SALE	1800	246.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31 AUGUST 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZFLFXQVBBBBZ

REG-Tisbury Capital Limited Rule 8.3 - Misys PLC
Released: 31/08/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	30 August 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	17,882,452	3.58
(3) Options and agreements to purchase/sell		
Total	17,882,452	3.58

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	134,491

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31/08/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Misys: Treasury Stock <MSY.L>
Released: 31/08/2006

Transfer of Shares held in Treasury
Misys plc announces that on 31 August 2006 it transferred to participants in its employee share schemes, 58,752 ordinary shares at prices between 175p and 205p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,671,245 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,055,791.
31.08.06
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 31/08/2006

FOR IMMEDIATE RELEASE
31 AUGUST 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 31 August 2006 it had 500,055,791 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END